Libi Materials, Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $80,000 to a Maximum Amount of $250,000

Climate Impact Simple Agreement for Future Equity ("SAFE")

(Automatically converts to the next round of preferred equity financing at a 20% discount)

Discount Rate: 80%

Post-Money Valuation Cap: $20,000,000

Unsecured Instrument

Minimum Investment: $100

Incremental Amounts of $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

Libi Materials, Inc. ("the Company," "the Issuer")

7400 W. Detroit Street, Chandler, AZ 85226

www.libimaterials.com

Number of Employees: 0 full time employees, 6 contractors

Jurisdiction of Incorporation/Organization: State of Texas

Date of Inception: 4/30/2020

Fiscal Year End: December 31st

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with the offering of SAFEs in connection with this Form C (the "Offering"):

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

Dave Pearce
698544282FC644D...
David Pearce
CEO

DocuSigned by:

Dave Pearce
698544282FC644D...
David Pearce
CFO

DocuSigned by:

Dave Pearce
698544282FC644D...
David Pearce
Board Member 1

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

3

dc-1132710

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
David Pearce	CEO, Libi Materials, Inc.	Inception to date 4/30/2020 - present	CEO, startup investor, chairman of the board of Tusaar Corp.

Other Position 1 at Issuer		Period of time	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Olea Edge Analytics	Board member Advisor to CEO	Water management software for water utilities	8/13/2014-9/18/2022
Tusaar Corp.	Chairman	Recovery of rare earth elements	4/1/2013-present

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
David Pearce	CEO, Libi Materials, Inc.	Inception to date 4/30/2020 - present	CEO, startup investor, chairman of the board of Tusaar Corp.

Other Position 1 at Issuer		Period of time	

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
Olea Edge Analytics	Board member Advisor to CEO	Water management software for water utilities	8/13/2014-9/18/2022
Tusaar Corp.	Chairman	Recovery of rare earth elements	4/1/2013-present

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Mark George	CTO	4/30/2020	Technologist	Arizona State University (ASU)

Other Position 1 at Issuer		Period of time		

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
Various Consulting Roles	Consultant	Plasma based equipment and processes	Past 3-years
Arizona State University (ASU)		Higher education; advanced research	Past 3-years

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of August 28, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
David Pearce	91%	91%
Mark George	9%	9%

Table 2. Beneficial Owners ownership percentages as of August 28, 2023

The Business

Description of Business [7]

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Libi Materials, Inc. was incorporated on April 30, 2020 in the State of Texas. The company has no subsidiaries or parent company.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that the Securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Technology Risk

The Company is pursuing silicon anode materials as an alternative to conventional graphite anode materials which are broadly used in the majority of lithium-ion batteries. Silicon has the capacity to absorb approximately 10x more lithium ions than conventional graphite, thus potentially significantly increasing energy density, but silicon has inherent technical challenges. During the charge cycle silicon expands 300-400% as it absorbs lithium ions and then contracts 300-400% with each discharge cycle. Bulk silicon quickly gets pulverized rendering it no longer effective as an anode material. This issue is partially addressed with the use of very small silicon nanoparticles, less than one ten thousandth the width of a human hair, but there remains issues over many charge cycles where the interface, or passivation layer, between the silicon anode material and the electrolyte (known as the Solid Electrolyte Interface or "SEI") degrades. Damage to the SEI shortens the cycle life (how many charge cycles the battery will achieve before degrading below an industry acceptable threshold) and the calendar life (how long the battery will produce sufficient energy). Decades of university, national lab, and commercial industry research and hundreds of millions of dollars of investment has been spent addressing these issues. While significant progress has been achieved, the Company is unaware of any current silicon anode technology that meets the advanced lithium-ion battery goals established by the US Department of Energy (DOE). In particular, calendar life demonstrations for the most advanced process were reported to the DOE to be at 3-4 years in October 2022, while batteries in an Electric Vehicle (EV) application require a minimum of ten year calendar life. There are no assurances the targeted minimum ten year calendar life will be realized with silicon anode materials. Consumer product applications likely can accept a shorter calendar life but this market is expected to be substantially less than the EV market. There has also been no demonstrated large-scale production of silicon anode materials.

Risk of New Battery Technologies

Researchers are working on numerous alternatives to lithium-ion batteries, the current dominant rechargeable battery technology. One such technology, called solid state batteries, has drawn considerable attention and investment. Unlike lithium-ion batteries that employ a liquid electrolyte, solid state batteries use a solid electrolyte to convey lithium ions between the anode and cathode. This is purported to be a safer battery technology as a solid electrolyte has substantially less potential to catch fire. While lithium-ion batteries are widely used and expected to be used for years to come, it is possible solid state batteries or some other emerging technology could become the dominant rechargeable battery technology by the end of this decade. If this were to occur, the market for silicon anode materials may be materially reduced.

Competition

Many companies and research organizations with vastly greater resources than the Company are pursuing silicon anode technology for lithium-ion batteries. Sila Nanotechnologies and Group 14 Technologies are two notable startups, each having garnered hundreds of millions of dollars of investment totaling $980M and $756M, respectively. They have also each enjoyed significant federal funding with both receiving an initial $4M grant followed by each receiving a $100M federal grant under the Infrastructure Investment and Jobs Act to scale the production of silicon anode materials. Contrast this to the Company that has received no federal grants. Both Sila Nanotechnologies and Group 14 Technologies have a diversified investor base including hundreds of millions of dollars of VC investment and hundreds of millions of dollars from major automobile manufacturers; Mercedes-Benz for Sila Nano and Porsche for Group 14[1]. These automobile companies have the potential and interest in becoming major customers.

Neither Sila Nano or Group 14 are in large scale production, but both have the resources to become significant companies in the silicon anode space. By contrast, the Company has been financed by management investments and cash flow from its NREL contracts. The Company is currently constrained in its ability to expand its staff and advance its business due to limited financial resources. The Company is expected to require $5-10M of financing over the next 24 months which is unlikely to be provided via crowdfunding. In order to initiate large-scale manufacturing of silicon anode material, the Company expects to need $50-100M of equity investment once a large-scale production process is demonstrated. The Company is actively seeking government grants, VC investment, and strategic investment from large corporations but has received no term sheets for investment. There are currently no open federal Funding Opportunity Announcements that meet the criteria for Libi Materials to apply for a grant. The VC investment community appears to be less active in the battery space than they were a year ago. The Company is in discussions with one large strategic party, but there are no assurances they will decide to invest. The Company is looking at crowdfunding as a means of bridging its financing needs until a significantly larger round of preferred equity

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[1] https://www.cnbc.com/2023/04/22/why-porsche-mercedes-and-gm-are-betting-on-silicon-anode-batteries.html

financing can be closed, but there is no assurance a larger round will be closed. Near term, the Company can manage operations through the end of 2023 with its limited resources but cannot grow the team to meet its stated goals without additional investment.

Limited Staff

David Pearce, CEO, and Mark George, CTO are both working for the Company in a part time capacity. Dr. George has been a paid consultant at the rate of $10,000 per month but recently went through a nine-month period where he continued to work but deferred his compensation in order to extend the Company's cash runway. Dr. George began receiving regular monthly compensation again in June 2023 but has past due compensation of $90,000. The expectation is that Dr. George will receive his accrued compensation in 2023 with cash flow derived from anticipated contract payments from NREL. When not working for the Company, Dr. George has performed various non-competitive consulting jobs relating to plasma synthesis processes and equipment. He also serves as a part-time research assistant at Arizona State University directing the work of graduate students, currently in the area of next generation solar cells.

Mr. Pearce has not received compensation from the company since inception and none has been accrued or is expected for past services. He is not anticipating any personal compensation to commence with a successful crowdfunding campaign, but expects market rate compensation with the closing of a major preferred equity financing as determined by the then existing board of directors. He is available to work full time. Dr. George is also available for full time work, at a market rate, when the company has the resources to pay a full time salary and industry standard benefits.

The Company has no direct employees but retains experienced personnel on a consulting basis as required. Some of these resources are available for full time employment when sufficient funding is available. Experienced contractors are also brought in from time to time to complete specific assignments.

Relationship with NREL

The company enjoys a close relationship with NREL who looks favorably upon working with small businesses, such as the Company, but also looks to larger corporations that can further support their silicon anode research. A company with far larger resources willing to financially support NREL's research could potentially alter the Company's relationship with NREL.

We are working with our second lead researcher for NREL's Silicon Consortium Project. This major interface could change again, disrupting continuity between our teams and losing some "tribal knowledge" that currently exists.

NREL extended the Company the opportunity to acquire an option to obtain a license to their patented Intellectual Property (IP) for silicon anode materials. The Company signed a one year option agreement with NREL on January 26, 2023 to acquire an exclusive license to NREL's patented IP for EV applications and a non-exclusive license for all other battery applications. The Company paid NREL a cash consideration for the option agreement soon after execution and has a final payment due in August 2023, which the Company expects to fulfill. The Company is also responsible for reimbursing NREL for the cost of patent fees during the option period and once a license is issued, to pay patent fees and on-going royalties, including graduated minimum royalties each year during the life of the license. The range of terms for a license, if exercised, were bracketed in the option agreement with final license terms subject to negotiation when and if the license is exercised. The option is only for issued patents owned by NREL at the time the option agreement was signed. NREL may be granted additional patents related to silicon anode materials that may require a separate option and/or license agreement. While NREL says it is likely the Company will be given first consideration to license any future related patents, there are no assurances. Nor have the terms for any such license to future patents been discussed. The Company's inability to exercise its option when the option period is up, or NREL's sole assessment that the Company is not in a viable position to effectively commercialize NREL's IP, could result in changes to or cancellation of the option agreement, thus enabling others to license NREL's IP. The Company's ability to demonstrate sufficient financial resources to reasonably execute NREL's IP is a potential risk to acquiring such a license and is at NREL's sole discretion.

As of July 31, 2023 the Company has three (3) open $73,450 milestone payments under its initial NREL contract and sixteen (16) $16,145 milestone payments under its second NREL contract. The Company expects all of these milestones to be met and paid in 2023, but unforeseen issues could impact the completion of milestones, the resulting payments, and thus the Company's forecasted cash flow. Payments from NREL are expected to be a major source of funding until a crowdfunding or major financing can be closed. The Company has experienced unexpected delays in achieving our contractual obligations to NREL and future delays are possible that could materially affect the Company's operating cash flow. The final $73,450 milestone payment under the initial NREL contract is for the delivery of a plasma reactor to NREL. It now appears highly unlikely NREL's new facility to accommodate the system will be completed in 2023. Accordingly both parties have agreed to the Company installing the NREL system in leased space at ASU's Macro Technology Works fab at the Company's expense. The Company will be allowed to operate the system at its expense and is free to supply potential third party customers with silicon anode materials once its contractual obligations to supply NREL are satisfied. This mutual accommodation to allow the Company full access to operate NREL's asset is not yet reflected in a signed agreement and some details such as who bears the cost of repairs in the case of a system failure have not been discussed. The final contractual payment of $73,450 due upon shipment of the system to NREL has been discussed but not yet resolved.

Management's Limited Specific Experience and the CEO's Age

Dr. George, age 62, has extensive experience designing and fabricating plasma based systems but has limited experience producing plasma synthesized silicon nanoparticles as much of his experience is the deposition of thin films using plasma based vacuum deposition.

The plasma synthesis systems that the Company acquired at inception were originally designed and built by Innovalight, who was later acquired by DuPont. Both systems were dismantled , with limited documentation, missing parts and in need of major upgrades. The latest version of the DuPont reactors is what was rebuilt and sold to NREL. This system was proven to produce high quality silicon nanoparticles in the range of 15-25 nanometers (nm) size for use in producing silicon inks to enhance the collection efficiency of crystalline solar cells while at Dupont. NREL is requesting nanoparticles in the range of 6-7nm for battery anode applications which the system has never produced, but the Company believes should be capable of producing. This goal of producing 6-7nm silicon nanoparticles is expected to be accomplished before the closing of a crowdfunding round, but remains a risk until accomplished. Replicating the originally achieved throughput of 2.5kg of silicon nanoparticles per day achieved by Innovalight/DuPont and achieving comparable particle size control and consistency with a 6-7nm particle size remain to be demonstrated and thus represent a risk.

The throughput of the system described above is about 100x the throughput of NREL's current lab based system, yet it is insufficient capacity to meet the large volume requirements for commercial production of silicon nanoparticles. The Company has begun the process of designing a second generation plasma reactor with a goal of realizing a 5-10x increase in throughput from the system sold to NREL. There are no assurances such a goal can be achieved or such a system can be fabricated at a reasonable cost that will enable the profitable production of silicon anode materials.

The enormity of the market is also worth noting as it bears on the size of investment needed to become a significant supplier of silicon anode materials. Approximately 100 metric tons (mt) of silicon anode materials are required to produce 5,000 EV's while the production of EV's is several million per year and growing rapidly. A major silicon anode material supplier must be capable of producing thousands of metric tons per year to be considered for even one volume EV product. Such production capacity will require hundreds of millions of dollars of investment. There are no assurances this level of investment will be available when and if the Company's technology is ready to scale.

David Pearce, CEO, age 74, has extensive experience founding and serving as CEO of plasma based manufacturing companies. Mr. Pearce is a businessman with financial training having received an MBA in Finance and having served as CFO of a public company 40 years ago. Mr. Pearce has extensive startup experience and more than 35 years of CEO experience, but some of his startups have failed leading to bankruptcy while others have been sold with little, if any, return to equity investors. He has had successes but his past accomplishments are no assurance the Company will be successful under his leadership. Many VC's appear to prefer a younger person to lead their portfolio companies, so his age could impact the Company's fund raising efforts. At some point it is reasonable to expect Mr. Pearce to retire, although he has no near term plans to do so. Mr. Pearce is open to a successor CEO, but investors should recognize that a change in leadership is often disruptive to a company.

Investments in a startup are also an investment in the founders and other management of the company. Past successes are no assurance that management will be successful with the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful, but startups are frequently forced to pivot as market conditions change. The Company has an incomplete

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team. It plans to recruit and hire additional employees into the firm, but is yet to do so. The success of this raise will in part determine the Company's ability to hire additional talent but not sufficient to materially build out the team. An Investor should also be aware that a portion of their investment will fund the compensation of the Company's employees. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Speculative Nature of Investment

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited Operating History

The Company and its development projects continue to evolve. The Company has only one customer (NREL) and limited revenue history and its revenue from system sales to NREL is not derived from its principal focus of becoming a supplier of silicon anode materials to established lithium-ion battery manufacturers. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Mr. Pearce controls 91% of the voting rights of the Company.

Dependency on Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, the future of the Company may be compromised. David Pearce, CEO, is currently the sole board member. An independent board is expected to be established with a successful closing of a major preferred stock financing but such a financing is uncertain. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company also needs people to run the day to day operations and is understaffed at this time. As the Company grows, it will need to attract and hire key personnel. The Company may not be able to retain such personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. Hiring technical personnel with lithium-ion battery experience is particularly challenging at this time.

The Company is Undercapitalized and May Continue to be Undercapitalized

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount potentially raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and could result in the complete loss of investment for the Investors.

Liability Risks

The Company manufacturing process requires the use of silane gas and other potentially toxic or pyrophoric materials. The Company's plasma reactors must be operated in a hardened bunker space to minimize any risk of damage due to fires or explosions. We take safety very seriously as does our customer, NREL, and Arizona State University, the party controlling the fab space we lease. ASU is also highly focused on safe operating procedures. Their Macro Technology Works is specifically designed for such applications. While we work with trusted and experienced employees, contractors, and partners, the Company may still be involved in accidents that result in losses or lawsuits. Such potential losses or lawsuits can harm the business projections of the Company and could do irrecoverable harm to the company. Material damage to our equipment could materially affect our progress and potential revenue. Investors should be aware that "Fab" or bunker facilities, such as ASU's Macro Technology Works, are expensive to build and represent a major cost associated with volume production.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the cash flow and financial returns of the Company. While the Company's equipment may be subject to insurance policies during the construction period and during the operating term, such insurance policies may not cover all costs of repair and/or replacement and the cost of business interruption. Rebuilding a plasma reactor after significant damage could take an extended period of time.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to complete its technology development, achieve manufacturing success, grow sales or collect revenue from its customers. A downturn in investor sentiment is likely already impacting the Company's ability to raise capital and could materially degrade from here.

The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

The Company's primary targeted market is established battery manufacturers serving the EV market with the automobile market having long qualification cycles on the order of 3-4 years. The automobile market is highly competitive and the success of any one company in entering the early stage EV market is highly uncertain, thus the Company could have a customer that ultimately loses market share to competition, directly affecting the Company's success. Many economic factors of the emerging EV market are unknown and speculative. Consumer product battery applications are likely to represent the Company's early adopters. Consumer products often have shorter life cycles than automobiles and face significant overseas competition where domestic battery manufacturers may have an advantage, even with inferior energy density performance to those achieved by the Company.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by a change in federal government leadership with a new Administration possibly placing less emphasis on a rapid rate of EV adoption. The Company is a "non-diversified" investment and changes in the financial condition or market valuation of its industry may cause a greater fluctuation compared to a more "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment and may be required to hold such investment until a liquidity event, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

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Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action. The Company is under no obligation to supply the names and contact information of Investors.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of the Securitie Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion

The SAFEs issued in the Offering (also sometimes referred to herein as the "Securities") will convert to equity if the company raises an equity financing or may entitle the holder to a portion of Proceeds (as defined in the SAFEs) if the Company dissolves, liquidates or conducts a change of control, initial public offering, or direct listing as described in Section 1 of the SAFEs and subject to priority of recovery as described in Section 1(d) of the SAFEs. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a dissolution, liquidation, change of control, initial public offering or direct listing occurs, purchasers of SAFEs in this Offering ("Investors") could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing, with appropriate variations for the equity interests issued to SAFE holders, if applicable.

No Voting Rights Absent Conversion Into Equity

The SAFE holder has no rights to vote on any matters related to the Company while the SAFE is outstanding and unless and until the SAFE converts into equity of the Company, the holder will not be able to vote upon any matters of the Company. As a SAFE Holder, you will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on

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Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, a direct listing, or an initial public offering, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back or any additional return. As a SAFE holder, you are ahead of common stock outstanding at the time of the event for a payout and on par with other SAFE holders and preferred stock; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion, which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event (i.e., a change of control, direct listing, or initial public offering), may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in unpredictable amounts and at unpredictable times. Such dilution may reduce the

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Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities or of equity securities issued upon conversion of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the Investor is unlikely to be able to sell their Security. The Investor must therefore bear the economic risks of its investment for an indefinite period of time.

No to Specific Payment; No Right to Control Dividends

Unlike a debt holder, a SAFE investor is not entitled to any specific payment. Before dividends are paid to an equity holder (including a holder of equity securities issued from the conversion of the SAFEs), the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, with no voting rights, you will not have any ability to influence the payment of dividends and will have only limited rights in connection with potential dividends by the Company.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs or the Post-Money Valuation Cap or Discount Price (collectively, the "Offering Price") applicable to the SAFEs.. The Offering Price was not established in a competitive market thus the price has been set for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold regardless of the price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third-party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the Investor may be unable to sell the SAFEs, and, if converted, the equity interests issued upon conversion of the SAFEs.

No transfer of the SAFEs or, if converted, the equity securities issued upon conversion of the SAFEs, may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If the SAFEs are converted to equity interests, Rule 144, which permits the resale of certain equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the Investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the Security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Company's business.

Risks Related to Minority Ownership Factors [22]

Holders of a SAFE will have no equity in the Company unless and until such SAFE is converted into preferred stock, which will only happen upon a successful close of a subsequent equity financing in which the Company sells preferred stock at a fixed valuation (an "Equity Financing"). Assuming future conversion, Investors are likely to have minority ownership positions and limited ability to affect voting outcomes.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company hopes to issue preferred shares to subsequent investors in an Equity Financing which, if it occurs while the SAFEs are outstanding, will trigger the conversion of the SAFEs to the same series of preferred shares as the Company hopes to sell in the Equity Financing, or to a "shadow series" of such preferred shares having rights identical to the preferred shares except . The Company may subsequently issue additional series of preferred shares after conversion of the SAFEs, and such preferred shares may have a liquidation preference superior to the prior series of preferred shares.

A sale of the Company or of assets of the Company — As noted in the form of the SAFE set forth in Appendix 3 (also referred to as the "Subscription Agreement"), if there is a Liquidity Event before the termination of the SAFE, the SAFE holder will automatically be entitled (subject to the liquidation priority set forth in the Subscription Agreement) to receive a portion of Proceeds (as defined in the SAFE), due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock of the Company equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. A Liquidity Event is defined as a Change of Control, a Direct Listing or an Initial Public Offering (each as defined in the SAFE). See Appendix 3 for further definitions.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the SAFE. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance a business to produce silicon anode materials for use in high energy density lithium-ion batteries.

2. Give more people access to impact investing through Raise Green's crowdfunding platform.

3. Increase the energy density of lithium-ion batteries by 35-40%, thus enabling longer driving range for EVs while lowering battery costs and shortening charge times. Accomplishing these goals is expected to lead to faster and greater adoption of electric vehicle technologies.

Use of Proceeds [10]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**80,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fees	5,600	7%	17,500	7%
Net Proceeds	**74,400**	**93%**	**232,500**	**93%**
Less: Legal	1,500	1.8%	1,500	0.6%
Less: Accounting	1,000	1.3%	1,000	0.4%
Less: Additional engineering payroll costs	71,900	89.9%	230,000	92%
Total Use of Net Proceeds	**74,400**	**93%**	**232,500**	**93%**

The Company anticipates using the Target Offering Amount for the following:

Approximately 89.9% to finance the hiring of one full time employees with market competitive benefits; 3.1% to cover legal and accounting costs; and 7% for the Raise Green service fee.

The Company anticipates using the Maximum Offering Amount (if raised) for the following:

Approximately 92% to finance the hiring of two full time employees with market competitive benefits; 1% to cover legal and accounting costs; and 7% for the Raise Green service fee.

The Company anticipates adjusting roles, tasks, hiring and purchases based on the net proceeds of the Offering. While the Company plans to use the proceeds primarily for incremental payroll expenses associated with incremental employee compensation, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

See the terms of the Securities are set forth in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

The holders of the SAFEs are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

The terms of the SAFE cannot be modified solely by the Company once the SAFEs are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date, the Issuer cannot modify the terms of the SAFE absent consent of the Company and either (i) the Investor holding the applicable SAFE or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as the applicable SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)) *provided that* with respect to clause (ii): (A) the Purchase Amount (as defined in the applicable SAFE) may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFE must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. See Appendix 1 and 3 for more information.

Restrictions on Transfer

See Appendix 1

The SAFE requires written consent in advance of any transfer whether in the first year or thereafter.

See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Class A Common Stock	4,000,000	3,000,000	10 votes/share	n/a
Class B Common Stock	6,000,000	3,000,000	1 vote/share	n/a
Outstanding SAFEs	Two (2) SAFEs; total Purchase Amount of $360,000	Two (2) SAFEs; total Purchase Amount of $360,000	None	20% discount to new preferred shares on an equity financing No valuation cap Similar rights to the SAFEs sold in the Offering with respect to Liquidity Events and Dissolution Events

Table 3. Capital Structure as of August 28, 2023

Limitation and Dilution of Rights [18]

The rights of any SAFE issued under this Offering will automatically convert into share of preferred stock in connection with the first Equity Financing for preferred stock closed by the Company subsequent to the Offering (while the SAFEs remain outstanding) on the same terms as cash investors in the Equity Financing except that (i) SAFE investors under this offering will receive either a 20% or greater discount based on the Valuation Cap at a post-money valuation of $20,000,000, to the price paid by the new preferred equity investors. The existing outstanding $360,000 SAFEs will convert on the same terms as any new SAFE issued under this offering, except that the outstanding SAFEs have no valuation cap. All SAFEs issued in this Offering will be pari passu to each SAFE under this offering and the SAFEs (with a total Purchase

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Amount of $360,000) outstanding prior to the Offering with respect to entitled to a portion of Proceeds related to a Liquidity Event or Dissolution Event (each as defined in the SAFEs). Unlike the SAFEs outstanding prior to this Offering, the SAFEs issued in this Offering (a) require additional information from the Investor and commitments related to the accuracy of such information, as well as an obligation to update such information (as set forth in Sections 4(e), 4(f), 4(g), and 4(h) of Appendix 3); (b) contain the consent of each party to the SAFE to the jurisdiction of all federal and state courts in Texas and an agreement that venue shall lie exclusively in Travis County, Texas, for all claims and disputes arising out of or relating to the SAFE; (c) require the Investor to indemnify the Company, its owners, Raise Green, and the other SAFE holders together with their respective officers, directors, employees, agents, affiliates, successors and permitted assign in connection with breaches of the Investor's representations and warranties in the SAFE or other Offering Disclosure Documents (as set forth in Section 5(h) of Appendix 3), and (d) contain modified transfer restrictions as set forth in Appendix 2 to the SAFE.

The shares of the first series of preferred stock sold by the Company are expected to have liquidation preferences superior to the Company's common stock along with preferential voting rights and certain control covenants as is typical of such preferred stock financings, but such rights will not be finally determined until the issuance of such shares. It however is highly unlikely that a converted SAFE holder under this Offering will have voting control compared to major new preferred stock investors.

The Company may issue additional SAFE agreements beyond the scope of this offering, or may pursue additional crowdfunding raises through Raise Green prior to closing its first round of preferred stock financing. The Company may issue Notes in the future, and if so, such debt instruments would have senior liquidation preferences to SAFE holders or any outstanding stock.

The existing Common Stock of the Company has all typical rights of shares of stock in a Texas corporation (including, without limitation and as applicable, voting rights , rights to pro rata distribution of Company statutory information rights applicable to stockholders. In addition, the shares of Class A Common Stock of the Company are entitled under the Company's amended and restated certificate of incorporation to cast ten (10) votes per share on matters subject to a stockholder vote, whereas the shares of Class B Common Stock are entitled to cast one (1) vote per share, and the shares of Class A Common Stock are convertible, at the option of the holder thereof, into shares of Class B Common Stock. The SAFEs sold in the Offering have none of the foregoing rights other than limited rights with respect to dividends on the Common Stock of the Company as stated in Section 5(c) of the SAFEs, limited information rights pursuant to Regulation CF as described in this Form C, and the rights of SAFE holders expressly stated in this Form C. The SAFEs sold in the Offering are also subject to modification on terms slightly different from the corresponding terms of the SAFEs outstanding prior to this Offering – the SAFEs sold in the Offering are subject to modification as described below under the heading "Other Differences Among Classes of Securities."

For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above and/or the other sections of this Form C (including, without limitation, under the heading "Other Differences

Among Classes of Securities") between the securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the SAFEs issued under this offering are generally pari passu to existing SAFEs, and possibly potential future SAFEs, however any provision of the SAFEs issued in this Offering may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and Safes lacking one or both of such terms will not be considered to be the same with respect to such term(s)) *provided that* with respect to clause (ii): (A) the Purchase Amount (as defined in the applicable SAFE) may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFE must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. The SAFEs have no voting rights. In addition, aggregate Purchase Amounts of the SAFEs issued under this Offering are not expected to represent a significant portion of the financing needs of the company if it is to be successful in achieving its goal of being a high volume manufacture of silicon anode materials.

Rights of Principal Shareholders [20]

Holders of the Company's Common Stock have all of the voting equity of the Company with David Pearce, CEO, controlling approximately 91% of the current voting rights. Accordingly, the Principal Security Holders (as identified under the heading "Principal Security Holders" above) and specifically Mr. Pearce, have the sole ability to control the day-to-day operations of the Company, including financings. Holders of SAFEs have no ability to influence the actions of the Company.

Valuation of Securities Being Offered [21]

A Simple Agreement for Future Equity (SAFE) is an instrument that converts to future equity under certain circumstances. In the case of this Offering the future equity will be preferred stock issued at a 20% discount to the price per share of the first round of preferred stock or at a price per share based on the Post-Money Valuation Cap as described in the following paragraph. The SAFE bears no interest and has limited liquidity.

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues shares of preferred stock at a fixed valuation, the SAFE shall convert into the same type of preferred stock issued in such financing (or a "shadow series" with rights equivalent to such preferred stock with appropriate adjustment for the original issue price and liquidation preference of such interests and change or limitations as may be necessary or advisable to

25

enable the Company to comply with Regulation CF) at a price per share equal to the lesser of the price implied by (i) a $20,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a twenty percent discount to the price per share paid by investors in such Equity Financing. The Company has not conducted a third-party valuation in connection with the Offering. The SAFE bears no interest and has limited liquidity.

Outstanding Indebtedness [24]

As of July 31, 2023 the Company was in arrears for compensation owed to Dr. George, CTO, totaling $90,000. The arrears compensation bears no interest and is recorded as a liability on the Company's balance sheet. Dr. George's arrears compensation is expected to be repaid from anticipated milestone payments from NREL in calendar 2023 which total approximately $460,000. It is expected some, and possibly all of this $90,000 liability will be repaid prior to closing the Offering.

The Company has the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$90,000	None	None	Anticipated to be paid from cash received from existing NREL contracts and/or proceeds from a preferred financing

Table 4. Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

The Company authorized 1,500 shares of Common Stock and issued 600 shares of Common Stock at inception to its co-founder, David Pearce, CEO. The Company subsequently did a 5,000 to 1 stock split, reclassified its Common Stock outstanding as Class A Common Stock and authorized 4,000,000 shares of Class A Common Stock and 6,000,000 shares of Class B Common Stock. 3,000,000 shares of Class B Common stock were subsequently issued to Mark George, CTO. As of the offering there are 4,000,000 shares of Class A Common Stock and 6,000,000 shares of Class B Common Stock authorized and 3,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock outstanding. Each share of Class A Common Stock is entitled to 10 votes and each share of Class B Common Stock is entitled to one vote.

On September 24, 2020 the Company authorized and issued a SAFE in the amount of $200,000 to the D&S Pearce Family Partnership (the "D&S SAFE"), an entity controlled by David Pearce, CEO. The SAFE is convertible into preferred stock at a 20% discount to the price per share paid by new investors in an Equity Financing. The $200,000 of proceeds were simultaneously used to purchase used equipment assets from the D&S Pearce Family Partnership, including a plasma reactor valued at $100,000 which was subsequently contracted for sale to NREL for more than $1 million dollars, including additional upgrades. Approximately $70,000 of the used equipment assets were deemed excess to the Company's needs and were quickly sold for cash at their original assigned value. The remaining $30,000 of used equipment assets remain on the Company's books as fixed assets and consist of a second plasma reactor and a glove box, both of which will be employed in future R&D activities. The Company believes that the total the assets acquired by the Company ended up having considerably more value than the $200,000 SAFE the Company exchanged for them.

On August 28, 2023 the Company authorized and issued a SAFE in the amount of $160,000 (the "PFT SAFE") to the Pearce Family Trust dated December 30, 1999, an entity controlled by David Pearce, CEO. The SAFE is convertible into preferred stock at a 20% discount to the price per share paid by new investors in an Equity Financing. The form of SAFE agreement for the Pearce Family Partnership and the Pearce Trust differ from the form of SAFE for this offering as described above but are similar in most material respects.

Related Party Transactions [26]

The D&S SAFE was issued to the D&S Pearce Family Partnership, an entity controlled by David Pearce, CEO, for the benefit of himself and his immediate family. The PFT SAFE was issued to the Pearce Family Trust dated December 30, 1999, an entity where Mr. Pearce serves as a trustee.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company was incorporated on April 30, 2020 at which time certain used equipment assets were acquired from the D&S Pearce Family Partnership, an entity controlled by David Pearce, CEO. These initial assets were valued at $200,000 with the D&S SAFE issued as consideration.

The acquired assets included two disassembled plasma reactors previously operated by DuPont for the production of silicon nanoparticles for use in the manufacture of silicon inks used to enhance the collection efficiency of crystalline solar cells. The reactors were valued by the Company at $100,000 and $30,000, respectively. Other assets totaling $70,000 of value were largely expected to be resold to provide the initial working capital for the Company. The assets were initially housed in a warehouse in San Jose, California at Mr. Pearce's expense until they were subsequently moved to Chandler, AZ where the company established its principal office. Early activities primarily focused on the sales of the excess assets which in total were sold for the value originally ascribed to the equipment. The Company retained the two plasma reactors and a glove box that were deemed critical to its future operations.

The Company signed a facility lease agreement on June 15, 2020 for 2,347 square feet of light manufacturing space in Chandler, AZ to reassemble and upgrade one of its plasma reactors. It soon thereafter moved its remaining initial assets to Chandler. Around that time Mark George, CTO, came on board as a paid consultant and co-founder.

In mid-2021 the Company was approached by NREL who said they had done an exhaustive search of potential suppliers of plasma reactors but found no one with a tool with the capabilities and capacity they were looking for. NREL was aware of the DuPont reactors as they had a development agreement with Innovalight, a producer of silicon based inks that DuPont had acquired. NREL had learned that the Company had acquired the DuPont reactors and asked if the Company was willing to sell the largest and latest version of the reactors. On November 5, 2021 the Company and NREL executed a contract for NREL to purchase the latest version reactor for $734,500.

Both reactors had been disassembled when originally acquired by the Company, with some missing parts, no assembly or design drawings, and no software or process documentation. The Company was successful in retaining the services of one of the former Innovalight/DuPont employees that had worked on the design and operation of the reactors and found others that helped locate some of the missing software and process parameters. Fortunately Dr. George is highly experienced at designing plasma synthesis equipment and processes. NREL required numerous hardware and electrical upgrades which required that new software, control systems, and safety features be implemented. The NREL contract called for an initial 50% payment of $367,250 at contract signing, at which time title to the system passed to NREL. The $100,000 assigned to this asset at inception was charged to cost of goods sold with the initial payment. The cash flow from the NREL contract, combined with the sale of approximately $65,000 of other excess assets largely funded the company through the first quarter of 2023. Mr. Pearce provided $30,000 of bridge financing in February 2023 and again in April 2023 to insure sufficient cash to fund continuing operations. This $60,000 of bridge financing, along with an additional $100,000 cash investment, was converted into the PFT SAFE on August 28, 2023.

In June 2023 NREL and the Company entered into a second contract for $394,465 to further enhance the capabilities and safety features of NREL's plasma reactor. In late June, the reactor was moved from the Company's lease facility in Chandler, AZ to fab space leased by the Company at ASU's Macro Technology Works (MTW - formerly a Motorola fab donated to ASU). This facility has hardened bunker space that is equipped to handle silane gas and other potentially harmful process gasses required for the production of silicon nanoparticles.

The Company's immediate goal is to produce a first sample of silicon nanoparticles from the NREL reactor. Successful production triggers a $73,450 milestone payment from NREL. The next goal is to produce a series of silicon nanoparticle runs targeting contractual particle characteristics which triggers another $73,450 payment. The final $73,450 payment is due upon shipment from the Company to NREL, a milestone that is likely to be renegotiated due to delays in NREL's new facility which the Company has no control over.

We have experienced numerous delays in meeting our goal of producing silicon nanoparticles from the reconstructed NREL reactor, largely due to slow responses from ASU's MTW staff, unanticipated facility safety requirements, supply chain issues, and slow or unavailable contractors to perform facility modifications. As of early July the tool was successfully tested with a plasma using argon gas at the Company's Chandler, AZ facility. The system was then moved into MTW with final facility work and installation now completed, we are only awaiting a safety sign-off from MTW's staff to commence production of silicon nanoparticles. The Company anticipates the first run of silicon nanoparticles will occur in early September 2023, assuming a timely MTW staff safety sign-off.

While final installation is being completed at MTW, the Company is working on its second NREL contract for additional system upgrades. As of August 28, 2023 the Company had already met the terms of three milestones under this contract which triggered $135,145 of payments. The remaining 16 milestones, each with an associated payment of $16,145, are expected to be completed in 2023.

The Company has had discussions to supply NREL silicon nanoparticles in the interim as they complete the construction of their new facility. The size of this potential contract is unknown but is likely to be less than our previous NREL contracts. As part of the agreement for the Company to install the NREL system at its expense at ASU's MTW facility, NREL has agreed that the Company can operate the tool and sell output from such once we have satisfied our obligations to NREL under our current contracts. This is an ideal situation for both parties as NREL will get a supply of silicon nanoparticles to their specifications while the Company will learn the nuances of operating the system, will likely refine the process, and will be able to seed new potential customers with samples.

Parameters derived from operating the NREL tool will also feed into a development program the Company has with a group of researchers at ASU. This effort, which is 50% funded by the State of Arizona, is focused on developing a second generation reactor with 5-10x the throughput of the NREL reactor. The ASU team has access to plasma modeling software developed by the Jet Propulsion Laboratory ("JPL"). The concept is to feed in the process parameters and output characteristics of producing silicon nanoparticles from the NREL reactor and use the JPL software to design a scaled up larger and higher throughput reactor. By using a computer model to help design the tool the Company should reduce the cost of hardware iterations and shorten the lead time to develop a higher capacity tool. This second generation tool is what the Company envisions it will replicate hundreds of times in a high volume silicon anode material factory.

NREL's research made an important recently published discovery that doping the silicon nanoparticles with boron during the formation process improves the properties of the silicon nanoparticles, specifically leading to increased calendar lifetimes, which is the most challenging remaining goal in meeting DOE's objectives for advanced lithium-ion batteries. The Company has added boron doping capability to the NREL tool and has made process recommendations to NREL to simplify and reduce the cost of adding this capability. **This is one example of the benefits of combining the deep research expertise of NREL with the Company's equipment design expertise and years of high volume manufacturing experience employing plasma based processes.**

NREL and Libi are both independently working on polymer based binders which when combined with boron doped silicon nanoparticles form a protective shell around the silicon particle that is expected to further improve calendar life. The Company's efforts are in combination with a group of polymer scientists at ASU and partially funded by a 50% State of Arizona grant. The goal is to not only make silicon nanoparticles that can dramatically increase the storage of lithium ions, and thus increase energy density, but also to make such particles sufficiently stable over a long period of time enabling a higher number of charge and discharge cycles. Benefits of silicon anode materials are expected to be lower cost per Watt hour lithium-ion batteries, extended range batteries, longer battery lifetimes, and faster charge times.

It is possible the Company's silicon nanoparticles could be incorporated into emerging solid state batteries thus improving their performance if this emerging technology should become mainstream in the future. It should be emphasized that this is speculative as the Company has done no work in this area.

Current Condition and Historical Results [28]

Results of Operations for fiscal years ending December 31, 2021 and December 31, 2022.

The Company recorded net sales of $167,250, and net losses of $9,883 in fiscal year 2021 and net sales of $346,900, and net losses of $38,665 in fiscal year 2022.

All of the net sales for both years were derived from sales to a single customer, the Department of Energy's National Renewable Energy Laboratory (NREL) and all were related to a single $734,500 purchase order dated November 5, 2021 to reassemble and upgrade a used plasma reactor then owned by the Company and sold to NREL. Sales were recognized as cash payments were received from NREL other than the initial $367,250 payment received immediately following contract execution which was only partially recognized in 2021 based on management's assessment of work completed. Specifically

$167,250 of the initial payment was recognized as sales in 2021 with the $200,000 balance, along with additional progress payments of $146,900 received in 2022 recognized as sales in 2022. As of the close of fiscal 2022 three remaining $73,450 progress payments remained unearned future revenue under the contract.

It is important to note that the Company's principal business objective is the production and sale of silicon nanoparticles produced from plasma reactors of the Company's design, not the sale of equipment. None of the Company's historical sales have been silicon nanoparticles sales and NREL is unlikely to be a material purchaser of silicon nanoparticles from the Company in the future. NREL issued a second $394,645 purchase order subsequent to the close of fiscal 2022 for additional equipment upgrades. While future equipment orders from NREL are possible, they are not likely to be significant. NREL has discussed a potential order for silicon nanoparticles but has not ordered such, nor is such an order likely to be significant.

Accordingly, the results of Operations for fiscal 2021 and 2022 are not representative of future performance. **The goal of the company is to become a large-scale producer of silicon anode materials to enhance the performance and cost of lithium-ion batteries via state-of-the-art plasma synthesis equipment designed and operated by the company.** This will require a significant increase in expenditures and substantially greater losses until the long term business objective can be achieved. Fiscal 2023 is expected to be a year where the Company completes its purchase order obligations to NREL, makes progress toward developing a repeatable cost effective process for producing silicon nanoparticles, and begins the design of a new higher production capacity plasma synthesis reactor. The Company may commence limited sales of silicon anode materials to NREL and to other customers as evaluation samples in 2023 but anticipates only modest new purchase orders in 2023 and no further equipment sales beyond existing contracts and possibly small new contracts for further equipment modifications. As such, the business will be evolving from an equipment supplier to a materials supplier. Significant sales of silicon anode materials are not expected until late 2024, at the earliest.

The Company operated with a lean staff in fiscal 2021 and 2022, which was composed of only part time contract workers, including the Company's CTO and CEO. The Company's CEO has received no compensation since inception and none has been accrued. The CEO is expected to receive competitive compensation, as determined by the then existing Board of Directors, once significant new financing is raised but not from funds from this offering. It is expected that the CTO will become a full time employee once sufficient incremental funding is raised, but again not from the proceeds of this offering. To meet management's goals it will also be necessary to begin hiring additional full time employees in fiscal 2023 and likely more in fiscal 2024. The cost of designing and fabricating a second generation reactor is estimated to require approximately $1,000,000 of investment, much of which will be recorded as an asset. High volume production and sales of silicon anode materials is unlikely to commence before 2025 and this date could be extended based on financial resources and technical progress.

Fiscal 2023 net losses are forecast to be on the order of $200,000 with sales of approximately $500,000. Fiscal 2024 is also likely to have limited sales assuming limited equipment sales, if any, and only startup sales of silicon anode materials. Spending is expected to materially increase in fiscal 2024, as will the loss from operations.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

Libi Materials, Inc. is an early stage startup that has been funded by investments from management and cash flow generated from two orders from NREL totaling $1,128,965, of which $514,150 was recognized as revenue through 2022. The Company's cash balance as of August 28, 2023 was $138,009 with open purchase order commitments and expected additional cash receipts from NREL in 2023 totaling $478,670. The open purchase orders are expected to generate approximately $250,000 free cash flow after considering expenses incurred in achieving the milestones for such payments. The Company has $90,000 of recorded liabilities owed to Mark George, CTO, for accrued compensation that is expected to be repaid from the free cash flow from the existing NREL contracts.

Management believes that the Company's current liquidity and anticipated future cash payments from NREL are sufficient to fund the Company for the balance of 2023 but are insufficient to add new personnel or convert existing part-time contract employees to full time employees. The Company's limited liquidity is currently limiting its operations and ability to achieve its business objectives.

How fast will the Company use its current cash resources?

The Company's current cash resources and anticipated cash receipts from operations are expected to last the Company through the current fiscal year if necessary, but are insufficient to grow the business and advance its business objectives.

How will funds from this raise affect your liquidity position?

Funds from this offering will be used to to hire full time employees. No material investment in fixed assets is anticipated. The Company views a crowdfunding campaign as an interim solution to enable an expansion of the team. Significant additional funding is needed to meet the Company's business objectives, on the order of $5M of equity financing and millions more once the Company goes into high volume manufacturing. Financial and strategic investors in the silicon anode materials space have shown a propensity to make multi-hundred million dollar investments once a technology is proven or further advanced, but past investments are no assurance of future investments.

32

The Company is in discussions with a large, long established company as a potential investor and strategic partner. Assuming we are able to reach agreement on the terms of an equity financing, such is expected to be a preferred equity investment which would trigger the conversion of all SAFEs, including those issued under this Offering. There are no assurances that the Company will be able to close a financing with this party but discussions are active and continuing.

The Company is also simultaneously pursuing venture capital but has only early indications of interest and has not received a term sheet.

The federal government has approved substantial funding for advanced projects focused on the new energy economy. Some of the Company's competitors have received very substantial federal grants under the Infrastructure Investment and Jobs Act. The Inflation Reduction Act is also targeting grants for new energy and new vehicle technologies. At this time the Company is unaware of any open Funding Opportunity Announcements ("FOA") for which the Company's technology is eligible to apply. We are actively reviewing new FOA's as announced.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

Management believes the current financial environment is more challenging than it was 1-2 years ago partially due to high interest rates imposed by monetary policy. It also appears that many venture capitalists have moved on from battery investments, or have already made investments. Management believes that some valuations for battery related technologies got ahead of themselves as evidenced by startups with billion dollar valuations, yet no substantial revenue, which tends to have a dampening effect on new investments. In addition, a well publicized slowdown in VC investment activity has particularly hurt early stage startups. Automobile companies have been active investors in the advanced battery space as they work toward the transition from internal combustion engines to electric vehicles, but several of the majors have already made large investments.

Is the Company dependent on the capital resources described above?

The Company needs a fresh injection of capital to continue operations much beyond fiscal year-end 2023. The potential proceeds of this Offering if successful, are only a small fraction of the capital raise required to meet the Company's long range business objectives.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end (2022)	Prior Fiscal year-end (2021)
Total Assets:	$239,455	$383,364

Cash & Cash Equivalents:	$89,416	$343,958
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	$346,900	$167,250
Cost of Goods Sold:	$152,168	$169,499
Taxes Paid:	0	0
Net Income:	-$38,665	-$9,883
# Employees	6 part time consultants	4 part time consultants

Key Milestones for the Twelve Months Following a Successful Crowdfunding Offering.

If the Company is successful in this offering, the funds raised will largely be used to increase the Company's engineering workforce. The Company has several near term milestones it wants to achieve within the next twelve months beyond having a successful crowdfunding offering:

- Demonstrate the production of silicon nanoparticles that meet all of the requirements of the Company's contracts with NREL
- Close a round of preferred equity financing with a VC or strategic partner of at least $2M, but targeted at $5M.
- Secure a material federal government grant.
- Develop a polymeric binder technology, in conjunction with researchers at ASU, which will further enhance the capabilities of silicon anode materials.
- Significantly complete the design of a second generation plasma reactor that replicates the performance of the reactor sold to NREL but with 5-10x the throughput. Completing the fabrication and demonstration of such a tool is expected to require more than 12 months.
- Continue to operate a lean and highly focused Company that is positioned in the next twelve months to pursue the high volume production of silicon anode materials.

Is the Company's viability dependent on the Offering?

The Company's near-term viability is not dependent on the Offering but without additional cash resources it will be difficult for the Company to continue operations substantially into 2024.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

See Appendix 2 of this Form which includes fiscal 2021 and 2022 CPA reviewed financial statements along with Notes to the financial statements.

I, David Pearce,, certify that:

(1) the financial statements of Libi Materials, Inc. included in this Form are true and complete in all material respects; and

(2) the Company has not filed federal tax returns, but represents that no taxes are due for Libi Materials, Inc. for the fiscal years ended 2020, 2021 and 2022.

David Pearce

_____

NAME: David Pearce
TITLE: Chief Executive Officer



Additional Information

Involvement in Legal and Regulatory Proceedings [30]

David Pearce, CEO, was involved in a legal proceeding associated with a former employer, Vitriflex, Inc., that was in Chapter 7 bankruptcy at the time with Mr. Pearce serving as the court-appointed company representative and former interim CEO. Vitriflex was sued by a Chinese firm in federal court in San Jose, California. Mr. Pearce and the company's venture capital investor were named co-defendants in the suit. The suit was settled with prejudice with all parties fully released in a final settlement overseen by the bankruptcy court. Mr. Pearce received a cash settlement, but lost his investment in Vitriflex, as did other investors.

Mr. Pearce simultaneously served as the CEO of SciVac and OptCom from 1997-2001, two privately held companies involved in the fiber optic communications space. Both companies failed in the dot.com bust and melt down of the fiber optic telecommunications industry in early 2001. The assets of both companies simultaneously went into an Assignment for the Benefit of Creditors.

Mr. Pearce served as the CEO of a thin-film disk media company, Domain Technologies from 1985-1988. Mr. Pearce took Domain public in 1987. Domain subsequently filed Chapter 11 bankruptcy as a result of its largest disk drive customer, MiniScribe, who represented 55% of Domain's sales, inability to pay substantial receivables owed Domain and take deliveries of inventory built to their specification. MiniScribe also filed Chapter 11 and was embroiled in major financial fraud litigation. Domain was not involved or alleged to be involved in any of the fraud perpetrated by its customer but was a victim of the financial devastation brought on by the fraud.

Other Material Information [31]

The Company had a meeting with NREL and a potential strategic investor in mid-August 2023 regarding potential collaboration among the parties. A 3-way NDA restricts the release of any confidential information but NREL was open that it has recently met DOE's requirements for 1,000 cycles of battery charging using silicon anode materials, similar to the materials the Company expects to produce using the plasma reactor it designed and fabricated for NREL. This accomplishment leaves the major remaining technical goal of achieving a 10-year calendar life. NREL has not yet demonstrated they have reached DOE's calendar life goal, nor do they believe anyone else in the industry has. NREL expressed optimism that they would meet DOE's goal for calendar life within the two year horizon DOE has put on reaching this goal, but there are no assurances NREL will be successful in reaching DOE's 10-year calendar life goal.

The potential strategic investor at the above mentioned mid-August meeting stated that they were impressed with the Company's equipment and interested in taking discussions to the next level. We are at the early stages of discussion and some alignment of goals is needed to make a partnership viable, but they expressed an interest in moving forward relatively quickly to explore options. A follow-on meeting has been scheduled for September 8, 2023 at the potential partner's headquarters. No investment terms have been discussed and it is possible that even if the Company were to agree on terms and close a deal that it might not take the form of an equity investment that would trigger the conversion of a SAFE issued under this offering.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

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Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the

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offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early

Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

7:53 AM
12/02/22
Accrual Basis

Libi Materials, Inc.
Balance Sheet
As of December 31, 2021

	Jan 31, 21	Feb 28, 21	Mar 31, 21	Apr 30, 21	May 31, 21	Jun 30, 21	Jul 31, 21	Aug 31, 21	Sep 30, 21	Oct 31, 21	Nov 30, 21	Dec 31, 21
ASSETS												
Current Assets												
Checking/Savings												
Chase Checking	40,114	46,778	52,246	45,811	39,464	37,535	24,711	23,088	22,269	14,641	380,847	343,958
Total Checking/Savings	40,114	46,778	52,246	45,811	39,464	37,535	24,711	23,088	22,269	14,641	380,847	343,958
Total Current Assets	40,114	46,778	52,246	45,811	39,464	37,535	24,711	23,088	22,269	14,641	380,847	343,958
Fixed Assets												
Fixed Asset	143,406	143,406	136,406	136,406	136,406	136,406	136,406	136,406	136,406	136,406	36,406	36,406
Total Fixed Assets	143,406	143,406	136,406	136,406	136,406	136,406	136,406	136,406	136,406	136,406	36,406	36,406
Other Assets												
Facility Improvements	0	0	0	0	0	0	0	0	0	1,000	1,000	1,000
Security Deposit	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	2,000	2,000	2,000
Total Other Assets	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	3,000	3,000	3,000
TOTAL ASSETS	**184,521**	**191,184**	**189,653**	**183,217**	**176,870**	**174,941**	**162,118**	**160,494**	**159,675**	**154,047**	**420,253**	**383,364**
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	0	0	0	250	0	0	500	0	760	0	538	38,583
Total Accounts Payable	0	0	0	250	0	0	500	0	760	0	538	38,583
Credit Cards												
Libi Materials Credit Card	0	0	0	0	0	0	0	0	0	0	0	1,862
Total Credit Cards	0	0	0	0	0	0	0	0	0	0	0	1,862
Other Current Liabilities												
Customer Prepayment - NREL	0	0	0	0	0	0	0	0	0	0	200,000	200,000
Owner Advance	(10,090)	(90)	(90)	(90)	(90)	(90)	(10,090)	(10,090)	(10,090)	(10,104)	(9,990)	(9,990)
Stock Purchase	100	100	100	100	100	100	100	100	400	400	400	400
Total Other Current Liabilities	(9,990)	10	10	10	10	10	(9,990)	(9,990)	(9,690)	(9,704)	190,410	190,410
Total Current Liabilities	(9,990)	10	10	260	10	10	(9,490)	(9,990)	(8,930)	(9,704)	190,948	230,854
Total Liabilities	(9,990)	10	10	260	10	10	(9,490)	(9,990)	(8,930)	(9,704)	190,948	230,854
Equity												
Opening Balance Equity	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000
Retained Earnings	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)	(14,387)
Net Income	8,898	5,561	4,030	(2,656)	(8,753)	(10,682)	(14,005)	(15,129)	(17,008)	(21,862)	43,692	(33,104)
Total Equity	194,511	191,174	189,643	182,957	176,860	174,931	171,608	170,484	168,605	163,751	229,305	152,509
TOTAL LIABILITIES & EQUITY	**184,521**	**191,184**	**189,653**	**183,217**	**176,870**	**174,941**	**162,118**	**160,494**	**159,675**	**154,047**	**420,253**	**383,364**

7:55 AM	**Libi Materials, Inc.**	
12/02/22	**Profit & Loss**	
Accrual Basis	**January through December 2021**	

	Jan 21	Feb 21	Mar 21	Apr 21	May 21	Jun 21	Jul 21	Aug 21	Sep 21	Oct 21	Nov 21	Dec 21	TOTAL
Ordinary Income/Expense													
Income													
Sales	0	0	0	0	0	0	0	0	0	0	167,250	0	167,250
Total Income	0	0	0	0	0	0	0	0	0	0	167,250	0	167,250
Cost of Goods Sold													
Contractor - Project	300	330	0	4,223	1,500	0	0	0	0	0	0	250	6,603
Cost of Goods Sold	0	0	0	0	3,271	0	1,466	0	0	0	100,000	58,158	162,896
Total COGS	300	330	0	4,223	4,771	0	1,466	0	0	0	100,000	58,408	169,499
Gross Profit	(300)	(330)	0	(4,223)	(4,771)	0	(1,466)	0	0	0	67,250	(58,408)	(2,249)
Expense													
ACH Service Fee	0	1	1	1	1	1	1	1	1	1	0	1	10
Bank Service Charges	15	0	0	0	40	0	0	0	0	(0)	0	25	80
Conferences	0	0	0	0	0	0	0	0	0	0	0	4,048	4,048
Contractor	0	1,971	0	0	0	0	0	0	0	0	0	8,027	9,998
Fabication	0	0	0	1,180	250	380	300	0	760	150	0	0	3,020
Hardware	0	0	0	0	0	0	0	0	0	0	0	1,407	1,407
Insurance Expense	0	0	0	0	0	67	0	0	0	0	0	0	67
Lab Supplies	0	0	0	0	0	0	0	0	0	1,073	0	1,798	2,871
Lease Sunblast Tech	0	0	500	250	0	500	500	0	0	500	0	500	2,750
Rent Expense	0	981	981	981	981	981	981	1,036	1,036	3,031	1,036	2,035	14,061
Taxes	0	0	0	0	0	0	0	0	0	0	50	0	50
Tools	0	0	0	0	0	0	0	0	0	0	538	434	973
Utilities	53	54	49	51	53	0	75	86	83	100	72	112	787
Total Expense	68	3,007	1,531	2,463	1,325	1,929	1,857	1,123	1,879	4,854	1,696	18,387	40,121
Net Ordinary Income	(368)	(3,337)	(1,531)	(6,686)	(6,097)	(1,929)	(3,324)	(1,123)	(1,879)	(4,854)	65,554	(76,796)	(42,369)
Other Income/Expense													
Other Income													
Machine Move	9,266	0	0	0	0	0	0	0	0	0	0	0	9,266
Total Other Income	9,266	0	0	0	0	0	0	0	0	0	0	0	9,266
Net Other Income	9,266	0	0	0	0	0	0	0	0	0	0	0	9,266
Net Income	8,898	(3,337)	(1,531)	(6,686)	(6,097)	(1,929)	(3,324)	(1,123)	(1,879)	(4,854)	65,554	(76,796)	(33,104)

2:25 PM

07/20/23

Libi Materials, Inc.
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	4,404.32
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaids:Prepaid Rent	-2,034.85
Libi Materials Credit Card	2,936.49
Customer Prepayment - NREL	200,000.00
Owner Advance:Dave Pearce Advance	100.00
Owner Advance:Mark George Advance	-10,000.00
Stock Purchase:Stock Purchase - Mark George	300.00
Net cash provided by Operating Activities	195,705.96
INVESTING ACTIVITIES	
Fixed Asset	107,000.00
Facility Improvements	-1,000.00
Security Deposit:Reliance Management/Pegasus	-1,000.00
Net cash provided by Investing Activities	105,000.00
Net cash increase for period	300,705.96
Cash at beginning of period	41,216.81
Cash at end of period	**341,922.77**

4:21 PM
06/08/23
Accrual Basis

Libi Materials, Inc.
Balance Sheet
As of December 31, 2022

	Mar 31, 22	Jun 30, 22	Sep 30, 22	Dec 31, 22
ASSETS				
Current Assets				
Chase Checking	244,698	218,821	126,213	89,416
Accounts Receivable	44,070	24,483	0	0
Prepaid Assets				
Prepaid Subscriptions	0	0	3,911	3,966
Prepaid Rent	2,035	0	0	0
Total Prepaid Assets	2,035	0	3,911	3,966
Total Current Assets	**290,803**	**243,304**	**130,124**	**93,382**
Fixed Assets				
Fixed Asset	36,406	36,406	36,406	36,406
Furniture and Equipment	2,500	2,500	2,500	2,500
Total Fixed Assets	38,906	38,906	38,906	38,906
Other Assets				
Facility Improvements	40,643	40,643	102,167	102,167
Security Deposit	5,000	5,000	5,000	5,000
Total Other Assets	45,643	45,643	107,167	107,167
TOTAL ASSETS	**375,352**	**327,853**	**276,197**	**239,455**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	47,294	40,109	50,014	80,150
Libi Materials Credit Card	9,937	3,670	7,521	7,543
Customer Prepayment - NREL	150,000	100,000	50,000	0
Owner Advance	410	410	410	410
Total Current Liabilities	207,641	144,189	107,945	88,103
Total Liabilities	**207,641**	**144,189**	**107,945**	**88,103**
Equity				
Opening Balance Equity	200,000	200,000	200,000	200,000
Retained Earnings	(9,983)	(9,983)	(9,983)	(9,983)
Net Income	(22,306)	(6,353)	(21,765)	(38,665)
Total Equity	167,711	183,664	168,252	151,352
TOTAL LIABILITIES & EQUITY	**375,352**	**327,853**	**276,197**	**239,455**

4:10 PM
06/08/23
Accrual Basis

Libi Materials, Inc.
Profit & Loss
January through December 2022

	Jan - Mar 22	Apr - Jun 22	Jul - Sep 22	Oct - Dec 22	TOTAL
Ordinary Income/Expense					
Revenue	94,070	103,863	98,967	50,000	346,900
Cost of Goods Sold					
Contractor - Project	12,770	13,559	16,167	7,617	50,113
Cost of Goods Sold	31,832	12,344	43,186	14,295	101,657
Freight and Shipping Costs	0	0	123	275	398
Total COGS	44,602	25,903	59,476	22,187	152,168
Gross Profit	**49,468**	**77,960**	**39,491**	**27,813**	**194,732**
Expense					
General & Admin Expenses					
Bank Service Charges	75	101	100	75	351
Computer and Internet Expe	523	200	299	299	1,321
Contractor	39,000	32,488	30,077	30,000	131,565
Dues and Subscriptions	0	156	1,298	1,491	2,945
Legal & Professional fees	406	0	0	0	406
Meals and Entertainment	0	83	0	0	83
Office Supplies	224	236	381	80	921
Professional Fees	0	10	0	599	609
Utilities	190	284	462	431	1,367
Total General & Admin Expens	40,418	33,558	32,617	32,975	139,568
Operating Expenses					
Fabrication	2,470	0	990	210	3,670
Lab Supplies	1,668	3,714	0	0	5,382
Lease Sunblast Tech	0	0	120	0	120
Materials	631	187	224	475	1,517
Miscellaneous Expense	0	0	54	0	54
Operationing Expenses	607	1,703	0	0	2,310
Rent Expense	8,196	17,496	17,319	10,792	53,803
Repairs and Maintenance	2,385	3,436	3,185	0	9,006
Services	13,500	0	0	0	13,500
Shipping Services-Equip Re	0	189	0	0	189
Taxes & Fees	48	239	367	197	851
Tools	1,851	628	27	0	2,506
Travel Expense	0	857	0	64	921
Total Operating Expenses	31,356	28,449	22,286	11,738	93,829
Total Expenses	71,774	62,007	54,903	44,713	233,397
Net Ordinary Income	(22,306)	15,953	(15,412)	(16,900)	(38,665)
Net Income	**(22,306)**	**15,953**	**(15,412)**	**(16,900)**	**(38,665)**

2:26 PM

07/20/23

Libi Materials, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-38,665.62
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaids:Prepaid Rent	2,034.85
Prepaids:Prepaid Subscriptions	-3,965.94
Accounts Payable	80,149.71
Libi Materials Credit Card	4,606.44
Customer Prepayment - NREL	-200,000.00
Owner Advance:Mark George Advance	10,000.00
Net cash provided by Operating Activities	-145,840.56
INVESTING ACTIVITIES	
Furniture and Equipment	-2,500.00
Facility Improvements	-101,166.56
Security Deposit:ASU - Arizona State University	-3,000.00
Net cash provided by Investing Activities	-106,666.56
Net cash increase for period	-252,507.12
Cash at beginning of period	341,922.77
Cash at end of period	**89,415.65**

Review Report on Comparative Financial Statements Prepared in Accordance
with the AICPA's Financial Reporting Framework for Small and Medium-Sized Entities

Libi Materials, Inc.
3501 Charlotte Rose Drive
Austin, TX 78704

I have reviewed the accompanying financial statements of Libi Materials, Inc., which comprise the statements of financial position as of December 31, 2022 and 2021 and the related statements of operations and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion. Management's Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with the AICPA's Financial Reporting Framework for Small- and Medium-Sized Entities; this includes determining that the AICPA's Financial Reporting Framework for Small- and Medium-Sized Entities is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility: My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with the AICPA's Financial Reporting Framework for Small- and Medium-Sized Entities. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Libi Materials, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion: Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the AICPA's Financial Reporting Framework for Small- and Medium Sized Entities. The financial statements are prepared in accordance with the AICPA's Financial Reporting Framework for Small- and Medium-Sized Entities, which is a basis of accounting other than accounting principles generally accepted in the United States of America. My conclusion is not modified with respect to this matter.

Heather Ardizzoni

Heather Ardizzoni, CPA
Dallas, Texas
7/28/2023

	2023	2024	2025	2026	2027
Revenue from hardware sales	$475,000	$50,000	$0	$0	$0
Revenue from silicon anode material sales	$25,000	$100,000	$1,000,000	$8,000,000	$20,000,000
Expenses and cost of goods sold	$700,000	$1,750,000	$3,000,000	$8,000,000	$17,000,000
Pre-tax income	-$200,000	-$1,600,000	-$2,000,000	$0	$3,000,000

Notes and assumptions:

In 2023 the plasma reactor designed and sold to NREL is expected to be completed. NREL is expected to buy sample quantities of silicon anode materials as are other customers for evaluation.

In 2024 the Company anticipates NREL will order additional minor equipment mods. Sales of anode materials are pre-production materials from the NREL reactor and sold as qualification samples to established battery manufactures.

By the second half of 2025 the Company anticipates having its second generation production tool designed and fabricated such that initial volume production of anode materials can commence.

In 2026 the Company expects a major scale-up of anode material production. This stage is dependent on the company's ability to raise tens of millions of dollars of capital to fund capex growth.

By 2027 the Company expects to be in large scale production of silicon anode materials and obtain initial profitability.

The Company is actively seeking government grants to partially support its research and capital equipment investment needs.

The Company is actively seeking venture capital and strategic partner capital investments.

Notes to the consolidated financial statements for the year ended December 31, 2022 (in US dollars) for Libi Materials, Inc.

Libi Materials, Inc. was incorporated on April 30, 2020 under the laws of the state of Texas, with a registration address of 3501 Charlotte Rose Dr., Austin, TX 78704. The Company's principal place of business is 7400 W. Detroit St., Chandler, AZ 85226.

These consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Financial Reporting Framework for Small- and Medium-Sized Entities.

Nature of business. The Company's operations and principal activities consist of the design and assembly of large-scale reactors for the plasma synthesis of silicon nanoparticles and using such capital equipment to produce silicon anode materials for high energy density batteries. The business's primary objective is the production and sale of silicon anode materials, not the production and sale of capital equipment. In fiscal 2022 the company's activities were limited to the design and assembly of a plasma reactor for sale to the US Department of Energy's National Renewable Energy Laboratory ("NREL"). Only partial design and assembly of the NREL system was completed in fiscal 2022. The company did not produce silicon anode materials in fiscal 2022 as it had not completed the capital equipment for such.

Revenue recognition. The Company entered into a $734,500 purchase order with NREL on November 5, 2021, for the purchase of a plasma reactor. The purchase order included an up front cash payment of $367,250 for which the Company recorded revenue of $167,250 in 2021 and $200,000 in fiscal 2022 based on management's estimate of contract work completed. NREL made two additional milestone payments in 2022 resulting in an additional $146,903 of revenue recognized in fiscal 2022. Three additional milestone payments of approximately $73,450 remain under the initial contract that is expected to be completed and fully paid in 2023.

Property, plant and equipment. David Pearce, co-founder and CEO, contributed capital equipment to the Company at its formation valued at $200,000. The D&S Pearce Family Partnership, for which Mr. Pearce is a controlling party, was the contributing party and in return received a $200,000 Simple Agreement for Future Equity ("SAFE") convertible into a subsequent round of preferred stock at a 20% discount to the price paid by a new investor. As of fiscal year-end 2021 the SAFE remained outstanding and is recorded as Preferred Stock on the balance sheet. The principal assets contributed were major components of two used plasma reactors and excess capital equipment, most of which was promptly sold by the Company at the value initially ascribed to it. The concept was to transfer saleable assets to the Company that could quickly be converted into cash for on-going operations, leaving the Company with two dismantled plasma reactors and some ancillary equipment anticipated for future use. In fiscal 2021 NREL signed a purchase order for the reconstruction of the largest of the two plasma reactor systems. The equipment associated with this system was initially valued at $100,000 in the SAFE. This $100,000 value was charged to cost of goods sold with the initial NREL cash payment as title to the system transferred to NREL at that time even though the Company retained possession. With excess assets sold for cash and the sale of the largest plasma reactor sold to NREL, the Company ended fiscal 2021 with $36,406 of fixed assets, $30,000 of which was assigned to equipment associated with the company's second reactor acquired at inception. This second reactor is expected to become a tool for research and development. No depreciation on the remaining fixed assets has been recorded as the assets have not been placed in service. Reconstruction of the NREL system required new component purchases which were expensed as incurred.

Common stock. The Company was formed in 2020 with an initial capitalization of 1,500 shares of common stock authorized and 1,000 outstanding, all of which were held by Mr. Pearce. On May 19, 2021, the company authorized a 1 to 4,000 forward stock split with respect to all outstanding shares of the Company's common stock, par value $0.0001; reclassified the then outstanding shares of common stock as Class A Common Stock, par value $0.0001 and created a new class of common stock designated Class B Common Stock, par value $0.0001, consisting of 6,000,000 authorized shares. 4,000,000 of the Class B shares were subsequently sold to Mark George. Each holder of Class A Common Stock is entitled to ten (10) votes for each share of Class A Common Stock held, and each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held.

Notes to the Consolidated Financial Statements of Libi Materials, Inc. for fiscal year ending on December 31, 2022

NOTE 1 – NATURE OF OPERATIONS

Libi Materials, Inc. was incorporated on April 30, 2020, under the laws of the state of Texas, with a registration address of 3501 Charlotte Rose Dr., Austin, TX 78704. The Company's principal place of business is 7400 W. Detroit St., Chandler, AZ 85226.

These consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Financial Reporting Framework for Small- and Medium-Sized Entities.

Nature of business
The Company's operations and principal activities consist of the design and assembly of large-scale reactors for the plasma synthesis of silicon nanoparticles and using such capital equipment to produce silicon anode materials for high energy density batteries. The business's primary objective is the production and sale of silicon anode materials, not the production and sale of capital equipment. In fiscal 2022 the Company's activities were limited to the design and assembly of a plasma reactor for sale to the US Department of Energy's National Renewable Energy Laboratory ("NREL"). Only partial design and assembly of the NREL system was completed in fiscal 2022. The Company did not produce silicon anode materials in fiscal 2022 as it had not completed the capital equipment for such.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur.

Revenue recognition
The Company entered into a $734,500 purchase order with NREL on November 5, 2021, for the purchase of a plasma reactor. The purchase order included an upfront cash payment of $367,250 for which the Company recorded revenue of $167,250 in 2021 and $200,000 in fiscal 2022 based on management's estimate of contract work completed. NREL made two additional milestone payments in 2022 resulting in an additional $146,903 of revenue recognized in fiscal 2022. Three additional milestone payments of approximately $73,450 remain under the initial contract.

Fixed assets
David Pearce, co-founder and CEO, contributed capital equipment to the Company at its formation valued at $200,000 via the D&S Pearce Family Partnership, for which Mr. Pearce is a controlling party. In return for the asset contribution, the D&S Pearce Family Partnership received a $200,000 Simple Agreement for Future Equity ("SAFE") convertible into a

subsequent round of preferred stock at a 20% discount to the price paid by a future new investor. As of fiscal year-end 2022 the SAFE remained outstanding and is recorded as Preferred Stock on the balance sheet. The principal assets contributed were major components of two used plasma reactors and excess capital equipment, most of which was promptly sold by the Company at the value initially ascribed to it. The concept was to transfer saleable assets to the Company that could quickly be converted into cash for on-going operations, leaving the Company with two dismantled plasma reactors and some ancillary equipment anticipated for future use. In fiscal 2021 NREL signed a purchase order for the reconstruction of the largest of the two plasma reactor systems. The equipment associated with this system was initially valued at $100,000. This $100,000 value was charged to cost of goods sold with the initial NREL cash payment as title to the system transferred to NREL with this payment. With excess assets sold for cash and the sale of the largest plasma reactor sold to NREL, the Company ended fiscal 2021 with $36,406 of fixed assets, $30,000 of which was assigned to equipment associated with the Company's second reactor acquired at inception. This second reactor is expected to become a tool for internal research and development. No depreciation on the remaining fixed assets was recorded in 2021 as the assets have not been placed in service. Reconstruction of the NREL system required additional component purchases which were expensed as incurred.

Accounts Payable
In an effort to conserve cash for the Company, Mark George, CTO, elected to defer his $10,000 per month consulting fee beginning September 2022. At fiscal year end this deferred compensation totaled $40,000 and was recorded as an accounts payable.

Recapitalization and Common Stock Issuance
The Company was formed in 2020 with an initial capitalization of 1,500 shares of common stock authorized and 1,000 outstanding, all of which were held by Mr. Pearce, CEO. On May 19, 2021 the Company authorized a 1 to 4,000 forward stock split with respect to all outstanding shares of the Company's common stock, par value $0.0001; reclassified the then outstanding shares of common stock as Class A Common Stock, par value $0.0001, and created a new class of common stock designated Class B Common Stock, par value $0.0001, consisting of 6,000,000 authorized shares. 4,000,000 of the Class B shares were subsequently sold to Mark George, CTO. Each holder of Class A Common Stock is entitled to ten (10) votes for each share of Class A Common Stock held, and each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held.

NOTE 3 – SUBSEQUENT EVENTS

The Company received a $30,000 cash advance from David Pearce, CEO, on February 21, 2023 and a second cash advance from Mr. Pearce of $30,000 on April 14, 2023. These cash advances bear no interest and are anticipated to be repaid in 2023 from the proceeds of the three remaining $73,450 contractual payments due from NREL under the Company's initial contract with NREL. In order to further conserve cash, Mark George, CTO, elected to defer his $10,000 per month consultant fee beginning September 2022 which continued through May 2023, reaching a total of $90,000 accrued compensation before regular payments of $10,000 per month resumed in June 2023. Dr. George is expected to be paid his accrued compensation in full in 2023 from contractual payments due from NREL.

The final $73,450 payment from NREL is based on delivery of the plasma reactor to NREL's Colorado facility. It now appears all of the Company's obligations under the initial NREL contract will be completed in fiscal 2023 but NREL will not be prepared to accept delivery until 2024 because their new facility is unlikely to be completed in time. Management anticipates that the NREL reactor will remain installed at space the Company has leased at Arizona State University until such time NREL is ready to take delivery. Management further anticipates the Company will be allowed to operate NREL's system free of any charge from NREL, including potentially selling silicon anode materials to NREL and other third parties. A contract modification for the Company to be paid in full in fiscal 2023 is in discussion.

In April 2023 the Company entered into a second contract with NREL for $394,465 of additional features and upgrades to the plasma reactor the Company is supplying NREL. Payment terms for this order included an initial $90,000 payment with contract execution, a $30,000 payment with confirmation that certain hardware was ordered from third parties, and seventeen additional payments of $16,145 based on the achievement of specific milestones. The initial $90,000 payment, the subsequent $30,000 payment, and one of the $16,145 milestone payments had been received as of July 2023. This order is expected to be completed and the balance of payments received in fiscal 2023.

Appendix 3 – Subscription Agreement/SAFE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

LIBI MATERIALS, INC.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), LIBI MATERIALS, INC., a Texas corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below. This Safe and the accompanying signature pages may be referred to as the "**Subscription Agreement**" or this "**Agreement**".

The "**Post-Money Valuation Cap**" is $20,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Equity Interests equal to the Conversion Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and Preferred Stock of the Company.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's Directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

        "**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

        "**Conversion Price**" means either (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the issuance of a greater number of Equity Interests.

        "**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

        "**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

        "**Discount Price**" means the lowest price per share of the Equity Interests sold in the Equity Financing multiplied by the Discount Rate.

        "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

        "**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

        "**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

        "**Equity Interests**" means shares of Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of shares with rights, privileges, preferences and restrictions identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the per share liquidation preference and the initial conversion price for purposes of thereof, which shall reflect the applicable Conversion Price, (ii) the basis for any dividend rights, which shall be based on the applicable Conversion Price and (iii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

        "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Capital Stock of the Company pursuant to a registration statement filed under the Securities Act.

        "**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, pursuant to regulations as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   *Company Representations*

(a)   The Company is a C Corporation duly organized and existing under the laws of Texas and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   The shares of Capital Stock issued upon conversion of this Safe, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that such shares will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.   *Investor Representations*

(a)   The Investor has the full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes the valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and principles of equity.

(b)   The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(c)   The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(d)   The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(e)   Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(f)   All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(g)   Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.   *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will not be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests or other Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Safe and any and all claims and disputes arising out of or relating to this Safe shall be governed by and construed in accordance with the laws of the State of Texas, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Texas and agree that venue shall lie exclusively in Travis County, Texas.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned hereby subscribe to purchase the Safe (the "Subscribed Security") and have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____

Print Name: _____

Purchase Amount $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

[Subscription Agreement -- <u>Investor Signature Page</u>]

DC-1133162

The offer to purchase Subscribed Security as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

David Pearce

By: _____

Print Name: **_David Pearce**_____

Title: **_CEO**_____

Issuance Date: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement for the purchase of the Safe set forth above will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database.

Type in **Libi Materials** in the "company and person lookup" box.

The Company's Offering page that can be found on <u>www.raisegreen.com</u> has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the Subscribed Securities.

Within the First Year after the Purchase

During the period of one year from when the Subscribed Securities were issued, the Subscribed Seurities and the Equity Interests issued upon conversion thereof (the "Securities") generally may not be resold, pledged or transferred unless: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The Securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 – Offering Page

 Raise Green

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MANAGE   < INVITE TO OFFER



EV BATT... ...MAGINED...

LITHIUM-ION ...ERY INNOVATION

Libi Materials, Inc.

Climate Impact SAFE

Increasing the energy density of lithium-ion batteries 35-40% to extend the range of EV's.

$80K

Minimum Offering Size

$250K

Maximum Offering Amount

$250K
Maximum Offering Amount

LOOK OVER YOUR DOCUMENTS   INVEST

| OVERVIEW | BUSINESS PLAN 2 | TERMS AND FINANCIALS 3 | VIDEO | UPDATES | Q&A |

Why Invest Now?

- Libi Materials is developing technology to increase the energy density of lithium-ion batteries 35-40% to extend the range of EV's, reduce charging times and lower battery costs.
- Over $360k raised previously from a variety of institutional investors and angels
- CEO has extensive startup experience, having founded and served as CEO of six venture backed companies. He has raised over $250M in his career including two IPOs, and investments from top tier VC firms and strategic investors.
- CTO is an expert in plasma processes and system design who has authored or co-authored over 75 technical papers and is a holder of 20 US Patents.
- The Company is a >$1M supplier of key production equipment to the U.S. Department of Energy's (DOE) National Renewable Energy Laboratory ("NREL") for DOE's Silicon Consortium Project ("SCP"), a research project aimed at substituting silicon for conventional graphite in the anodes of lithium-ion batteries, thus achieving significant increases in energy density.
- Libi Materials has an option to acquire an exclusive license to NREL's patented SCP Intellectual Property for silicon anode materials technology on favorable terms.
- Achieved major technical milestone to design and assemble a high throughput plasma reactor for NREL. Now pursuing an ongoing project to develop a second generation reactor with a 5-10x increase in throughput with the goal of commercializing a technology DOE has already spent tens of millions of dollars developing.
- The market for silicon anode lithium-ion batteries is projected to reach $131.6B by 2033, representing a 47.5% CAGR. Anodes currently represent 12% of the cost of a lithium-ion battery. Silicon anode materials are viewed as the next major breakthrough in lithium-ion batteries because silicon anodes materially increase the battery energy density compared to existing graphite anodes.
- NREL is the Company's single customer at this time with contracts for silicon nanoparticles equipment totaling $1,128,965. Once Libi Materials has volume production capabilities to sell silicon anode materials, the Company's targeted market will be established lithium-ion battery manufacturers and new entrants developing large new lithium-ion battery factories.
- Click to following tabs to view the Business Plan, Use of Proceeds, Terms, and Financials

(?) Need Help?

  

Deal Terms

Security Type

Equity – SAFE

Target Offering Amount

$80,000

Min. Investment

$100

Increments

$100

Valuation Cap

$20 million

Discount Rate

80% to Valuation

See Terms Tab for more details

"Perseverance is key to any startup along with a strong focus on cash management. While a company's technology and a large addressable market are very important, it is an experienced management team focused on the details that often separates the winners from the losers."

- David Pearce, CEO

Spread the Word!





The Opportunity

Sales of electric vehicles are increasing dramatically with most forecasters projecting global electric vehicles will represent 27%-60% of new car sales by 2030.

The range of outcomes is based on numerous market researchers trying to estimate the annual rate of adoption over many years. Regardless of the growth rate there is a tremendous market opportunity if silicon replaces graphite in lithium-ion batteries. With an annual automobile market >80M vehicles and about $750 of anode materials per electric vehicle, this amounts to a $16-37B anode material market by 2030 based on the Company's calculations. Widely adopted electrification of consumer products using lithium-ion batteries adds to the market. If silicon anode materials reach the advanced battery goals established by DOE, the demand for silicon anodes is expected to outstrip supply for years to come.

$360K

Raised Previously

Community Benefit

The production of silicon anode materials requires an industrial gas called “silane” or chemically SiH4. Silane gas is used in the production of silicon wafers with two primary manufactures in the US: REC in Moses Lake, WA and Wacker Semi in Charleston, TN. One of these areas is where Libi Materials would expect to locate a high volume factory to minimize the cost of transporting silane. Both locations are in underserved, disadvantaged census tracts.

The Company expects to bring high paying jobs and hire a number of minority group employees as well as make very substantial investments in the location it chooses. Many construction jobs are also expected to be created.

Extend range of EV’s

35-40%

due to increased energy density of lithium-ion batteries

Environmental Impact

The current Administration is aggressively pushing a green agenda with major incentives to accelerate the adoption of EV technologies and domestic manufacturing. With zero tailpipe emissions, EVs offer a dramatic way to decarbonize transportation. Management believes the Company’s manufacturing process to be less energy intensive than existing industry alternatives and its plan to co-locate silicon anode production near an existing silane gas plant would reduce transportation and associated fossil fuel consumption.
If successful, the Company’s community round raise will accelerate its work to enable EVs to go further, charge faster, and cost less, thus potentially accelerating their rate of adoption.

The Company

a $734,500 order from NREL to design and fabricate a plasma reactor from parts previously used by DuPont. The system is now installed at Arizona State University. The Company is awaiting sign-off from ASU's safety team before commencing silicon nanoparticle production for NREL which it believes to be imminent as of the last week of August 2023. As this system was nearing completion in June 2023, NREL issued a $394,465 follow-on order for additional features.

In late 2022, the Company approached NREL about becoming a commercialization partner for NREL's Silicon Consortium Project, a program that has received tens of millions of dollars of DOE funding for many years. NREL offered the Company an option to acquire an exclusive license to NREL's patented IP for silicon anode materials, with a one year period, expiring January 2024, to exercise a license.

In May 2023 the Company was introduced to a privately held 85-year old company with approximately $250M- $500M in annual sales who was interested in entering the advanced battery space. This potential partner or client company has substantial equipment expertise in fine particle material handling and processing which is complementary to the Libi Materials' plasma synthesis technology. Libi Materials is now in three-way discussions with NREL regarding a potential partnering arrangement. The potential partner company is also a potential investor in Libi Materials but few specifics have been discussed and no term sheet has yet been offered. Libi Materials expects to have a good sense of the potential for a partnership and investment by September 2023 when a follow up meeting is scheduled.

Team



Dave Pearce
CEO

Mr. Pearce is a graduate of Georgia Tech and went on to receive his MBA from the University of Texas, Austin. Mr. Pearce first worked for Xerox for seven years and then joined distributed computing pioneer Datapoint. After reaching VP level at Datapoint at age 30, he then decided to join his first startup, MiniScribe, as CFO of this disk drive company that he took public in 1983. In 1985 Mr. Pearce joined thin-film disk pioneer Domain Technology as CEO, a company he took public in 1987. While at Domain he hired a team that designed and built the world's largest capacity disk manufacturing system using plasma technology. The company's technology was ultimately acquired by Seagate Technologies. In 1990 he became CEO of Kalok, a failing disk drive company which he led through a restructuring to form JTS, a pioneer in the small form factor disk drive industry. In 1995 Mr. Pearce joined EDC as President of its disk division and in 1997 spun off a company he called SciVac to pursue plasma based capital equipment. While serving as founder and CEO of SciVac Mr. Pearce created a second company, OptCom, to pursue optical filters for the fiber optic industry, serving as CEO of both SciVac and OptCom. In 2001 Mr. Pearce founded MiaSole as CEO, a thin-film solar company that went on to raise over $500M and in 2008 he founded his second thin-film solar company, NuvoSun, which he ultimately sold to Dow Chemical.

After founding and serving as CEO of four venture backed companies Mr. Pearce decided to focus his attention on investing in promising teams and technologies. During this time he had a one year stint as a venture partner at Draper Nexus Ventures. He personally invested in Tusaar Corp, a rare earth element focused company, where he has served as Chairman and advisor for more than ten years and co-founded Olea Edge Analytics, a SaaS based water revenue recovery company, serving initially as CEO and later as Chairman. From 2010 to 2019 he served as co-founder and non-executive Chairman of Virtiflex, a transparent flexible barrier film company where he later served as a turnaround CEO in the company's last two years of life. Mr. Pearce went on

Raise Green



Dr. Mark George
CTO

Dr. George has extensive expertise developing plasma processes and equipment designed to facilitate the high-volume manufacture of nanomaterials. Mark has designed and built high volume vacuum systems for many different applications. He has led teams at Air Products, Deposition Sciences, General Plasma, Sunsonix and Vitriflex. Mark holds a Ph.D. in Chemical Engineering from Lehigh University and has authored or co-authored over 75 technical papers and is a holder of 20 US Patents. Mark serves as Libi's chief technical liaison with NREL where he has established a very close working relationship.

One of Mark's greatest strengths is that he is a hands-on person from writing code, to designing a system, to developing or enhancing a process. He has very deep technical knowledge of plasma based systems and processes and has made himself a resource that NREL often relies on.

Dave and Mark have worked together for more than ten years in multiple companies.

Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.





Technology Risk

The Company is pursuing silicon anode materials as an alternative to conventional graphite anode materials which are broadly used in the majority of lithium-ion batteries. Silicon has the capacity to absorb approximately 10x more lithium ions than conventional graphite, thus potentially significantly increasing energy density, but silicon has inherent technical challenges. During the charge cycle silicon expands 300-400% as it absorbs lithium ions and then contracts 300-400% with each discharge cycle. Bulk silicon quickly gets pulverized rendering it no longer effective as an anode material. This issue is partially addressed with the use of very small silicon nanoparticles, less than one ten thousandth the width of a human hair, but there remains issues over many charge cycles where the interface, or passivation layer, between the silicon anode material and the electrolyte (known as the Solid Electrolyte Interface or "SEI") degrades. Damage to the SEI shortens the cycle life (how many charge cycles the battery will achieve before degrading below an industry acceptable threshold) and the calendar life (how long the battery will produce sufficient energy). Decades of university, national lab, and commercial industry research and hundreds of millions of dollars of investment has been spent addressing these issues. While significant progress has been achieved, the Company is unaware of any current silicon anode technology that meets the advanced lithium-ion battery goals established by the US Department of Energy (DOE). In particular, calendar life demonstrations for the most advanced process were reported to the DOE to be at 3-4 years in October 2022, while batteries in an Electric Vehicle (EV) application require a minimum of ten year calendar life. There are no assurances the targeted minimum ten year calendar life will be realized with silicon anode materials. Consumer product applications likely can accept a shorter calendar life but this market is expected to be substantially less than the EV market. There has also been no demonstrated large-scale production of silicon anode materials.

Risk of New Battery Technologies

Researchers are working on numerous alternatives to lithium-ion batteries, the current dominant rechargeable battery technology. One such technology, called solid state batteries, has drawn considerable attention and investment. Unlike lithium-ion batteries that employ a liquid electrolyte, solid state batteries use a solid electrolyte to convey lithium ions between the anode and cathode. This is purported to be a safer battery technology as a solid electrolyte has substantially less potential to catch fire. While lithium-ion batteries are widely used and expected to be used for years to come, it is possible solid state batteries or some other emerging technology could become the dominant rechargeable battery technology by the end of this decade. If this were to occur, the market for silicon anode materials may be materially reduced.

Competition

Many companies and research organizations with vastly greater resources than the Company are pursuing silicon anode technology for lithium-ion batteries. Sila Nanotechnologies and Group 14 Technologies are two notable startups, each having garnered hundreds of millions of dollars of investment totaling $980M and $756M, respectively. They have also each enjoyed significant federal funding with both receiving an initial $4M grant followed by each receiving a $100M federal grant under the Infrastructure Investment and Jobs Act to scale the production of silicon anode materials. Contrast this to the Company that has received no federal grants. Both Sila Nanotechnologies and Group 14 Technologies have a diversified investor base including hundreds of millions of dollars of VC investment and hundreds of millions of dollars from major automobile manufacturers; Mercedes-Benz for Sila Nano and Porsche for Group 14. These automobile companies have the potential and interest in becoming major customers. Neither Sila Nano or Group 14 are in large scale production, but both have the resources to become significant companies in the silicon anode space. By contrast, the Company has been financed by management investments and cash flow from its NREL contracts. The Company is currently constrained in its ability to expand its staff and advance its business due to limited financial resources. The Company is expected to require $5-10M of financing over the next 24 months which is unlikely to be provided via crowdfunding. In order to initiate large-scale manufacturing of silicon anode material, the Company expects to need $50-100M of equity investment once a large-scale production process is demonstrated. The Company is actively seeking government grants, VC investment, and strategic investment from large corporations but has received no term sheets for investment. There are currently no open federal Funding Opportunity Announcements that meet the criteria for Libi Materials to apply for a grant. The VC investment community appears to be less active in the battery space than they were a year ago. The Company is in discussions with one large strategic party, but there are no assurances they will decide to invest. The Company is looking at crowdfunding as a means of bridging its financing needs until a significantly larger round of preferred equity financing can be closed, but there is no assurance a larger round will be closed. Near term, the Company can manage operations through the end of 2023 with its limited resources but cannot grow the team to meet its stated

Limited Staff

David Pearce, CEO, and Mark George, CTO are both working for the Company in a part time capacity. Dr. George has been a paid consultant at the rate of $10,000 per month but recently went through a nine-month period where he continued to work but deferred his compensation in order to extend the Company's cash runway. Dr. George began receiving regular monthly compensation again in June 2023 but has past due compensation of $90,000. The expectation is that Dr. George will receive his accrued compensation in 2023 with cash flow derived from anticipated contract payments from NREL. When not working for the Company, Dr. George has performed various non-competitive consulting jobs relating to plasma synthesis processes and equipment. He also serves as a part-time research assistant at Arizona State University directing the work of graduate students, currently in the area of next generation solar cells.

Mr. Pearce has not received compensation from the company since inception and none has been accrued or is expected for past services. He is not anticipating any personal compensation to commence with a successful crowdfunding campaign, but expects market rate compensation with the closing of a major preferred equity financing as determined by the then existing board of directors. He is available to work full time. Dr. George is also available for full time work, at a market rate, when the company has the resources to pay a full time salary and industry standard benefits. The Company has no direct employees but retains experienced personnel on a consulting basis as required. Some of these resources are available for full time employment when sufficient funding is available. Experienced contractors are also brought in from time to time to complete specific assignments.

Relationship with NREL

The company enjoys a close relationship with NREL who looks favorably upon working with small businesses, such as the Company, but also looks to larger corporations that can further support their silicon anode research. A company with far larger resources willing to financially support NREL's research could potentially alter the Company's relationship with NREL.

We are working with our second lead researcher for NREL's Silicon Consortium Project. This major interface could change again, disrupting continuity between our teams and losing some "tribal knowledge" that currently exists.

NREL extended the Company the opportunity to acquire an option to obtain a license to their patented Intellectual Property (IP) for silicon anode materials. The Company signed a one year option agreement with NREL on January 26, 2023 to acquire an exclusive license to NREL's patented IP for EV applications and a non-exclusive license for all other battery applications. The Company paid NREL a cash consideration for the option agreement soon after execution and has a final payment due in August 2023, which the Company expects to fulfill. The Company is also responsible for reimbursing NREL for the cost of patent fees during the option period and once a license is issued, to pay patent fees and on-going royalties, including graduated minimum royalties each year during the life of the license. The range of terms for a license, if exercised, were bracketed in the option agreement with final license terms subject to negotiation when and if the license is exercised. The option is only for issued patents owned by NREL at the time the option agreement was signed. NREL may be granted additional patents related to silicon anode materials that may require a separate option and/or license agreement. While NREL says it is likely the Company will be given first consideration to license any future related patents, there are no assurances. Nor have the terms for any such license to future patents been discussed. The Company's inability to exercise its option when the option period is up, or NREL's sole assessment that the Company is not in a viable position to effectively commercialize NREL's IP, could result in changes to or cancellation of the option agreement, thus enabling others to license NREL's IP. The Company's ability to demonstrate sufficient financial resources to reasonably execute NREL's IP is a potential risk to acquiring such a license and is at NREL's sole discretion.

As of July 31, 2023 the Company has three (3) open $73,450 milestone payments under its initial NREL contract and sixteen (16) $16,145 milestone payments under its second NREL contract. The Company expects all of these milestones to be met and paid in 2023, but unforeseen issues could impact the completion of milestones, the resulting payments, and thus the Company's forecasted cash flow. Payments from NREL are expected to be a major source of funding until a crowdfunding or major financing can be closed. The Company has experienced unexpected delays in achieving our contractual obligations to NREL and future delays are possible that could materially affect the Company's operating cash flow. The final $73,450 milestone payment under the initial NREL contract is for the delivery of a plasma reactor to NREL. It now appears highly unlikely NREL's new facility to accommodate the system will be completed in 2023. Accordingly both parties have agreed to the Company installing the NREL system in leased space at ASU's Macro Technology Works fab at the Company's expense. The Company will be allowed to operate the system at its expense and is bears the cost of repairs in the case of a system failure have not been discussed. The final contractual payment of $73,450 due upon shipment of the system to NREL has been discussed but not yet resolved.

Management's Limited Specific Experience and the CEO's Age

Dr. George, age 62, has extensive experience designing and fabricating plasma based systems but has limited experience producing plasma synthesized silicon nanoparticles as much of his experience is the deposition of thin films using plasma based vacuum deposition.

The plasma synthesis systems that the Company acquired at inception were originally designed and built by Innovalight, who was later acquired by DuPont. Both systems were dismantled , with limited documentation, missing parts and in need of major upgrades. The latest version of the DuPont reactors is what was rebuilt and sold to NREL. This system was proven to produce high quality silicon nanoparticles in the range of 15-25 nanometers (nm) size for use in producing silicon inks to enhance the collection efficiency of crystalline solar cells while at Dupont. NREL is requesting nanoparticles in the range of 6-7nm for battery anode applications which the system has never produced, but the Company believes should be capable of producing. This goal of producing 6-7nm silicon nanoparticles is expected to be accomplished before the closing of a crowdfunding round, but remains a risk until accomplished. Replicating the originally achieved throughput of 2.5kg of silicon nanoparticles per day achieved by Innovalight/DuPont and achieving comparable particle size control and consistency with a 6-7nm particle size remain to be demonstrated and thus represent a risk.

The throughput of the system described above is about 100x the throughput of NREL's current lab based system, yet it is insufficient capacity to meet the large volume requirements for commercial production of silicon nanoparticles. The Company has begun the process of designing a second generation plasma reactor with a goal of realizing a 5-10x increase in throughput from the system sold to NREL. There are no assurances such a goal can be achieved or such a system can be fabricated at a reasonable cost that will enable the profitable production of silicon anode materials.

The enormity of the market is also worth noting as it bears on the size of investment needed to become a significant supplier of silicon anode materials. Approximately 100 metric tons (mt) of silicon anode materials are required to produce 5,000 EV's while the production of EV's is several million per year and growing rapidly. A major silicon anode material supplier must be capable of producing thousands of metric tons per year to be considered for even one volume EV product. Such production capacity will require hundreds of millions of dollars of investment. There are no assurances this level of investment will be available when and if the Company's technology is ready to scale.

David Pearce, CEO, age 74, has extensive experience founding and serving as CEO of plasma based manufacturing companies. Mr. Pearce is a businessman with financial training having received an MBA in Finance and having served as CFO of a public company 40 years ago. Mr. Pearce has extensive startup experience and more than 35 years of CEO experience, but some of his startups have failed leading to bankruptcy while others have been sold with little, if any, return to equity investors. He has had successes but his past accomplishments are no assurance the Company will be successful under his leadership. Many VC's appear to prefer a younger person to lead their portfolio companies, so his age could impact the Company's fund raising efforts. At some point it is reasonable to expect Mr. Pearce to retire, although he has no near term plans to do so.   Mr. Pearce is open to a successor CEO, but investors should recognize that a change in leadership is often disruptive to a company.

Investments in a startup are also an investment in the founders and other management of the company. Past successes are no assurance that management will be successful with the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful, but startups are frequently forced to pivot as market conditions change. The Company has an incomplete team. It plans to recruit and hire additional employees into the firm, but is yet to do so. The success of this raise will in part determine the Company's ability to hire additional talent but not sufficient to materially build out the team. An Investor should also be aware that a portion of their investment will fund the compensation of the Company's employees. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Speculative Nature of Investment

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

revenue from system sales to NREL is not derived from its principal focus of becoming a supplier of silicon anode materials to established lithium-ion battery manufacturers. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Mr. Pearce controls 91% of the voting rights of the Company.

Dependency on Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, the future of the Company may be compromised. David Pearce, CEO, is currently the sole board member. An independent board is expected to be established with a successful closing of a major preferred stock financing but such a financing is uncertain. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company also needs people to run the day to day operations and is understaffed at this time. As the Company grows, it will need to attract and hire key personnel. The Company may not be able to retain such personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. Hiring technical personnel with lithium-ion battery experience is particularly challenging at this time.

The Company is Undercapitalized and May Continue to be Undercapitalized

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount potentially raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and could result in the complete loss of investment for the Investors.

Liability Risks

The Company manufacturing process requires the use of silane gas and other potentially toxic or pyrophoric materials. The Company's plasma reactors must be operated in a hardened bunker space to minimize any risk of damage due to fires or explosions. We take safety very seriously as does our customer, NREL, and Arizona State University, the party controlling the fab space we lease. ASU is also highly focused on safe operating procedures. Their Macro Technology Works is specifically designed for such applications. While we work with trusted and experienced employees, contractors, and partners, the Company may still be involved in accidents that result in losses or lawsuits. Such potential losses or lawsuits can harm the business projections of the Company and could do irrecoverable harm to the company. Material damage to our equipment could materially affect our progress and potential revenue. Investors should be aware that "Fab" or bunker facilities, such as ASU's Macro Technology Works, are expensive to build and represent a major cost associated with volume production.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the cash flow and financial returns of the Company. While the Company's equipment may be subject to insurance policies during the construction period and during the operating term, such insurance policies may not cover all costs of repair and/or replacement and the cost of business interruption. Rebuilding a plasma reactor after significant damage could take an extended period of time.



The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to complete its technology development, achieve manufacturing success, grow sales or collect revenue from its customers. A downturn in investor sentiment is likely already impacting the Company's ability to raise capital and could materially degrade from here. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

The Company's primary targeted market is established battery manufacturers serving the EV market with the automobile market having long qualification cycles on the order of 3-4 years. The automobile market is highly competitive and the success of any one company in entering the early stage EV market is highly uncertain, thus the Company could have a customer that ultimately loses market share to competition, directly affecting the Company's success. Many economic factors of the emerging EV market are unknown and speculative. Consumer product battery applications are likely to represent the Company's early adopters. Consumer products often have shorter life cycles than automobiles and face significant overseas competition where domestic battery manufacturers may have an advantage, even with inferior energy density performance to those achieved by the Company.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by a change in federal government leadership with a new Administration possibly placing less emphasis on a rapid rate of EV adoption. The Company is a "non-diversified" investment and changes in the financial condition or market valuation of its industry may cause a greater fluctuation compared to a more "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment and may be required to hold such investment until a liquidity event, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action. The Company is under no obligation to supply the names and contact information of Investors.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered

  

transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of the Securities Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

The SAFEs issued in the Offering (also sometimes referred to herein as the "Securities") will convert to equity if the company raises an equity financing, or may entitle the holder to a portion of Proceeds (as defined in the SAFEs) if the Company dissolves, liquidates or conducts a change of control, initial public offering, or direct listing as described in Section 1 of the SAFEs and subject to priority of recovery as described in Section 1(d) of the SAFE. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a dissolution, liquidation, change of control, initial public offering or direct listing occurs, purchasers of the SAFEs in the Offering ("Investors") could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing, with appropriate variations for the equity interests issued to SAFE holders, if applicable.

No Voting Rights Absent Conversion into Equity

The SAFE holder has no rights to vote on any matters related to the Company while the SAFE is outstanding and unless and until the SAFE converts into equity of the Company, the holder will not be able to vote upon any matters of the Company. As a SAFE Holder, you will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, a direct listing, or an initial public offering, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back or any additional return. As a SAFE holder, you are ahead of common stock outstanding at the time of the event for a payout and on par with other SAFE holders and preferred stock; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, (i.e. a change of control, direct listing, or initial public offering), may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party

 

will be subject to dilution in unpredictable amounts and at unpredictable times. Such dilution may reduce the investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities or of equity securities issued upon conversion of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the Investor is unlikely to be able to sell their Security. The Investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Right to Specific Payment; No Right to Control Dividends

Unlike a debt holder, a SAFE investor is not entitled to any specific payment. Before dividends are paid to an equity holder (including a holder of equity securities issued from the conversion of the SAFEs), the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, with no voting rights, you will not have any ability to influence the payment of dividends and will have only limited rights in connection with potential dividends by the Company.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs or the Post-Money Valuation Cap or Discount Price (collectively, the "Offering Price") applicable to the SAFEs. The Offering Price was not established in a competitive market thus the price has been set for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold regardless of the price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third-party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations





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EV BATT... ...MAGINED...



LITHIUM-ION B... ...ERY INNOVATION

Libi Materials, Inc.

Climate Impact SAFE

Increasing the energy density of lithium-ion batteries 35-40% to extend the range of EV's.

$80K   **$250K**

Minimum Offering Size   Maximum Offering Amount

$250K
Maximum Offering
Amount

LOOK OVER YOUR DOCUMENTS   INVEST

OVERVIEW   BUSINESS PLAN 2   TERMS AND FINANCIALS 3   VIDEO   UPDATES   Q&A

Business Plan

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Libi Materials is pursuing silicon anode materials for lithium-ion batteries using a plasma synthesis process to produce silicon nanoparticles that are then encapsulated in a protective shell using a polymeric binder. The resulting material is expected to offer a 35-40% increase in energy density vs. conventional graphite anode material used in lithium-ion batteries. The much higher energy density is expected to result in a longer range for EVs, faster charge times, and cost reductions. The same technology will also be applicable to consumer products incorporating lithium-ion batteries.

A description of a lithium-ion battery is offered for those with limited understanding of a battery's operation: Batteries are composed of four basic elements - a cathode or the positive side of a battery, an electrolyte that carries the electrons between the positive and negative side of the battery, the negative side or anode, and a separator that sits in the middle. During a charge cycle (battery energy is used up needing to be recharged) charged particles of lithium (ions) move from the cathode via the electrolyte to the anode with the separator keeping the cathode materials separate from the anode materials. During a recharge cycle, the process is reversed. Anode capacity is limited by the thickness of the anode material and the storage capacity of the material. It takes six graphite atoms to store one lithium ion, while one silicon atom can absorb 4 lithium ions for a 24 to 1 capacity difference. By weight this difference is 10X in favor of silicon. With a much higher capacity anode material, the thickness of the anode can be decreased and the thickness of the cathode material increased, thus increasing the energy density for a given battery type. The thinner anode material also results in faster charge cycles. The major issue with silicon is that it expands >300% when fully charged and then contracts 300% when fully discharged. This severe swelling and contraction causes the anode material to quickly get pulverized and quit working. Libi Materials has a two prong approach to enable the substitution of silicon - (1) start with extremely small particles made through a process called plasma synthesis which converts a silicon containing gas to silicon nanoparticles in an inert vacuum environment called a plasma reactor. These extremely small silicon particles do not exhibit as much swelling effect. The second major process is to encapsulate each silicon nanoparticle within a polymer shell. The shell further contains the swelling but most importantly forms a passivation layer that slows the degradation processes. Slower degradation of the anode material and its interface with the electrolyte is what extends cycle life (the number of charge cycles) and calendar life (how many years the battery will function). Cycle time and calendar time are reached when a battery drops below 80% of its initial capacity.

Differentiation

Libi Materials has multiple competitors, each using a somewhat different approach to incorporate silicon in anode materials for lithium-ion batteries. None are in significant high volume production of silicon anode materials. Two of our largest competitors use what is called a "scaffolding" approach where a small silicon particle is bound up in a scaffold or web of either carbon or silicon. The idea is to constrain the expansion of the silicon particle to minimize its swelling during a charge cycle. By contrast Libi Materials uses very small silicon nanoparticles, less than 10 nanometers in size, that exhibit less of the expansion issue than the larger particles used by others. The Company employs a plasma synthesis process wherein silane gas is converted to silicon nanoparticles with our proprietary plasma synthesis equipment. Libi Materials tightly controls the particle size and distribution, while enjoying high silane gas utilization. Competitive processes also employ silane gas but at an expected much lower gas utilization efficiency(5), which results in higher production costs. Libi Materials also designs and fabricates its plasma synthesis equipment which we believe gives us a major capex cost advantage, more control over lead times for rapid expansion of capacity, and the ease of adopting new features to implement future technology advancements. Management has extensive high volume production experience in plasma based processes and have operated in very cost sensitive markets, both experiences we are not certain our competition has.

5   Based on Dr. Mark George's deep expertise and professional judgment with the process equipment competitors are using.

Revenue

The revenue the Company has generated since inception is from the sale of capital equipment. Our first goal was to establish that we could produce a plasma reactor with high throughput that met the requirements of NREL's Silicon Consortium Project. This tool is now fully fabricated and installed at Arizone State University (ASU) where it is soon expecting to produce silicon nanoparticles to NREL's specification. The Company's business plan is to become a high volume producer of silicon anode materials for sale to established lithium-ion battery manufacturers. The Company's silicon materials are expected to be a drop in replacement for graphite in an established lithium-ion battery production line. Libi Materials is already developing a second-generation silicon reactor with a goal of achieving a 5-10x increase in throughput from the system designed and sold to NREL. The Company does not expect to continue to sell capital equipment, but rather to take its proprietary equipment designs and processes and become a high volume producer of silicon

Customers

The Company's single customer at this time is NREL where it has contracts for equipment totaling $1,128,965. The Company anticipates some modest additional equipment orders from NREL as well as modest orders for silicon nanoparticles. Once it has volume production capabilities to sell silicon anode materials, the Company's targeted market will be established lithium-ion battery manufacturers and new entrants developing large new lithium-ion battery factories. The estimated market size for lithium-ion anode materials is $20-35B by 2030. The large range is due to widely ranging forecasts for the adoption of EVs, but with all forecasts projecting very robust growth over the next decade. The rate of substituting silicon anode materials for conventional graphite anodes will depend on the ease of implementing the material change (the Company expects a drop-in replacement, thus simplifying the adoption of silicon anode materials); the qualification cycle for new battery technologies (autos will take longer than consumer products); our success in extending cycle life and calendar life of batteries; our realization of a dramatic increase in energy density and with it an increase in range and a reduction in charge cycles and costs.

Operations

At present, Libi Materials has a single customer, NREL, and they are primarily a customer for plasma synthesis equipment. The Company doesn't anticipate selling capital equipment to others as our core business objective is to sell silicon anode materials. Once Libi Materials satisfies its obligations to NREL to provide them modest quantities of silicon nanoparticles the Company expects to start sampling customers with silicon nanoparticles and then with silicon anode materials that include additional processing steps. The Company has an option to obtain an exclusive license to NREL's silicon anode IP which it intends to exercise on or before the one year option expiration date (January 2024). Libi Materials intends to leverage the tens of millions of dollars DOE has spent sponsoring NRELs research and to become NREL's commercialization partner. (National labs are not authorized to enter commercial production but instead look for commercial partners to do so with modest royalties back to the labs.) Libi Materials designs and fabricates its own proprietary plasma reactors.

Beyond the NREL process development research, the Company is conducting external research collaboratively with ASU where it has an equipment design contract for a second generation, higher throughput, reactor. Libi owns the design of this joint work, and also works with a separate group of ASU researchers developing advanced polymers to encapsulate silicon nanoparticles. Again, Libi Materials owns the rights to any technology developed for silicon anode materials. Finally, the Company has its own research staff in Arizona.

Partners

University of Arizona: Technical research into advanced polymers to form a polymeric binder that will extend the cycle life and calendar life of lithium-ion batteries using silicon dominant anode materials. Libi owns the IP from this work.

University of Arizona: Technical research into the scaling of a second generation reactor to achieve a 5-10x increase in throughput compared to the system sold to NREL. The research team is using modeling software developed by the Jet Propulsion Laboratory to simulate plasma conditions necessary to scale a reactor design and process conditions. Libi owns the IP from this work.

National Renewable Energy Laboratory. NREL is continuing its research in silicon anode materials under DOE's Silicon Consortium Project ("SCP"). Over 100 researchers are involved in the SCP. The Company is supplying a plasma reactor with approximately 100 times the throughput of silicon nanoparticles as NREL's existing reactor (per NREL), thus helping to accelerate their research. Libi Materials has high volume manufacturing experience with plasma based processes that has helped NREL modify some of its procedures for ease of manufacturing and/or cost reduction. Libi has the option to license the IP generated through the years of research funded by tens of millions of DOE funds and become NREL's commercialization partner.

Libi Materials is engaged with an undisclosed third party that has 85+ years of experience managing small particle and liquid processes. This party is a potential strategic partner and potential investor. Libi Materials is currently engaged in three-way discussions with this company, and NREL that might lead to a strategic relationship.





Use of Proceeds

The Company is seeking to raise a minimum of $80,000 (the "Target Offering") and up to $250,000 (the "Maximum Offering Amount") in this Offering. The funds raised will be in the form of a Climate Impact SAFE.

The funds raised from this community round will be primarily used to finance the hiring of one full-time employee with market-competitive benefits. If the high end of the range is achieved the Company expects to finance the hiring of two full-time employees with market-competitive benefits. The funding is expected to

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81 Days   14 Hours   29 Mins

EV BATTERIES REIMAGINED...

LITHIUM-ION BATTERY INNOVATION

Libi Materials, Inc.

Climate Impact SAFE

Increasing the energy density of lithium-ion batteries 35-40% to extend the range of EV's.

$80K
Minimum Offering Size

$250K
Maximum Offering Amount

$250K
Maximum Offering Amount

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INVEST

OVERVIEW   BUSINESS PLAN 2   **TERMS AND FINANCIALS 3**   VIDEO   UPDATES   Q&A

Terms

Security Type: Simple Agreement for Future Equity (SAFE)

(Learn more about SECURITY TYPE)

Minimum Investment Amount: $100

The "Post-Money Valuation Cap": $20,000,000

The "Discount Rate" is 80%.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

	Most Recent Fiscal Year-end (2022)	Prior Fiscal year-end (2021)
Total Assets:	$239,455	$383,364
Cash & Cash Equivalents:	$89,416	$343,958
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	$346,900	$167,250
Cost of Goods Sold:	$152,168	$169,499
Taxes Paid:	0	0
Net Income:	-$38,665	-$9,883
# Employees	6 part time consultants	4 part time consultants

Table 2. Financial Statements from the most recent two fiscal years. For full financial statements, please see the Form C.

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Appendix 5 – Testing the Waters Materials